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APR 24 2003
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OICF/BY: dlw

DATE : 4/15/03

SEC 82-812

Atlas Copco Annual Report 2002

02

AR/S
12-31-02

03 APR 15 AM 7:21

Atlas Copco's revenues declined 7% to MSEK 47,562. Excluding goodwill impairment charge, operating profit was MSEK 5,261, corresponding to a margin of 11.1% (12.0), and earnings per share decreased to SEK 13.88 (14.63).


Atlas Copco

Contents





Three Key Publications at Your Service

Atlas Copco has three separate publications to better serve its main stakeholders.

The **Annual Report** fulfills the legal requirements for information. It also includes information of specific interest to the investor community.

Achieve presents how Atlas Copco works to reach its vision. Strategic moves are highlighted and the Group communicates what Atlas Copco is focusing on. In this publication you can also read how the President and CEO Gunnar Brock describes the Group in-depth.

The **Sustainability Report** is Atlas Copco's report on environmental and social issues.

All reports are available in pdf format on the Group's web site www.atlascopco-group.com.

Achieve and the Sustainability Report are not part of the Annual Report and they are not audited.

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group, or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mention of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

Atlas Copco 2002 Summary

- Tough business environment affected demand negatively.
- Strengthened market positions through product and market investments as well as acquisition of complementary businesses.
- The Board of Directors proposes a dividend of SEK 5.75 (5.50) per share, the 9th consecutive year with an increase.
- Continued strong cash generation with operating cash flow of MSEK 5,599 (5,744).
- Goodwill impairment charge in the Rental Service business area of MSEK –6,798, net after tax, lead to a loss per share of SEK –18.55.
- Excluding the goodwill impairment charge, the operating profit was MSEK 5,261 (6,130), a margin of 11.1% (12.0), the profit after financial items MSEK 4,481 (4,700), a margin of 9.4% (9.2) and earnings per share SEK 13.88 (14.63).
- Order volume for comparable units declined 2%.
- Revenues declined to MSEK 47,562 (51,139), affected by a 5% negative translation effect from foreign exchange rate fluctuations. Volume declined 3%.
- Sales in high potential markets as China and Russia increased sharply.
- The Group successfully launched innovative products and completed further investments in research and development facilities.
- Improved manufacturing and supply-chain structure in the Group.



Revenues and earnings per share
MSEK
SEK
60,000
50,000
40,000
30,000
20,000
10,000
0
18
15
12
9
6
3
0
98
99
00
01
02
Revenues
Earnings per share*
*) Excluding goodwill impairment charge 2002.

Facts in Brief

% of revenues | Business concept | Brands*

Compressor Technique




33%

Compressor Technique develops, manufactures, markets and distributes oil-free and oil-injected air compressors, portable air compressors, gas-and-process compressors, turbo expanders, electrical power generators, air treatment equipment (such as compressed air dryers, coolers and filters), air management systems, and a variety of aftermarket products. Compressor Technique has advanced research and development facilities for its core technology areas, as well as assembly facilities and the manufacturing capability for production of compressor elements and other core components. Furthermore, the business area offers specialty rental services based on compressors and generators.








Atlas Copco
Worthington Creyssensac
RAND-AIR
MARK COMPRESSORS
IRMER+ELZE
MASONS POWER GENERATION
CECCATO
mauguière
Chicago Pneumatic
ABIRD
LIUTECH
GRASSAIR

Rental Service




27%

Rental Service satisfies customer needs for rental equipment, new and used equipment sales, and maintenance and service through its North American network of more than 500 stores in the United States, Canada, and Mexico. The focus is to offer a comprehensive range of high-quality products and services mainly to the construction and manufacturing industries. Rental Service is the second largest equipment rental company in North America.




Rental Service
PRIME Industrial
Rental Service
PRIME Energy
Rental Service
RSC

Industrial Technique




24%

Industrial Technique develops, manufactures, and markets industrial power tools and assembly systems, as well as professional electric power tools. It serves the needs of advanced industrial manufacturing like the automotive and the aerospace industries, industrial maintenance, light construction, and building installations.









Atlas Copco
Chicago Pneumatic
Milwaukee
Desoutter
AEG
GEORGES RENAULT
KANGO

Construction and Mining Technique




16%

Construction and Mining Technique develops, manufactures, and markets rock drills, rock drilling tools, tunneling and mining equipment, surface drilling equipment, construction tools, and equipment for exploration drilling and ground engineering applications.



Atlas Copco
Chicago Pneumatic



* Registered trademarks.

Atlas Copco is a global industrial group headquartered in Stockholm, Sweden. Revenues for 2002 totaled MSEK 47,562, MEUR 5,200. The Group employs close to 26,000 people and manufactures products in 15 countries on five continents. The products are sold and rented under different brands through a worldwide sales and service network reaching some 150 countries, half of which are served by wholly or partly owned companies.

Financial targets over a business cycle	Target	Last 5-year
Revenue growth (%)	8	9.6
Operating margin (%)	15	12.4

Customers/Applications	Characteristics	Key events in 2002
The products are intended for a wide spectrum of applications where compressed air is used as a source of power, or where it plays an active role in industrial processes. Clean, dry, oil-free quality air is the preferred solution for applications where compressed air comes into direct contact with the end product. Air treatment equipment is fully integrated in the compressor package, or can be installed separately. Portable compressors and engine-driven electric power generators are a reliable power source for machines and tools in the construction sector, but also in numerous other industrial applications. Gas and process compressors and expanders are supplied to various process industries.	The continued success of Compressor Technique and its position as the global industry leader is based on Atlas Copco's philosophy to be and remain first in mind—first in choice through product innovation and customer interaction and commitment. This is a solid position maintained and driven by continuous research and development in compressor technology and in fields related to energy savings and environmental care. All major operations are certified according to ISO 9001 for Quality Management and to ISO 14001 for Environmental Management.	• Continuous flow of innovative new products. • Expansion in new markets. • Acquisition of Liutech in China. • New product development facility for small and medium sized industrial compressors.
Rental Service serves a well-balanced and diversified customer base of contractors, industrial companies, and homeowners with different needs and activities. Rental Service fulfills the rental and sales demands of the construction, industrial/petrochemical, manufacturing, government, and homeowner markets. Rental Service has more than 330,000 active customers in the United States, Canada, and Mexico. With a strong North American competition base, Rental Service strives to set itself apart from the rest with superior customer service, quality equipment, and aggressive pricing to serve as every customer's complete equipment provider.	Rental Service has developed its strong market position by applying superior service concepts, efficient information systems, and economies of scale to logistics and purchasing. Highlights of its business that benefit Rental Service customers: 24/7 Customer Care, short- or long-term rentals, customized rental programs, national account programs, equipment delivery and pick up, new and used equipment, small tools and supplies for sale, and rent to own/rental purchase option programs.	• Decentralized organization with focus to improve service to customers. • Continuous efficiency improvements. • Strong cash flow. • Goodwill impairment.
Industrial Technique is the world leader in industrial tools and assembly systems for safety-critical joints. Industrial tools are used for manufacturing applications like assembling, fastening, tightening, drilling, grinding, and riveting. Assembly systems are supplied primarily to the motor vehicle industry for multiple and synchronized nut tightening. Professional electric tools are used for light construction and building installations in the industrial, commercial, and residential construction markets.	Industrial Technique's success is based on intensive research and development, innovative products with extraordinary performance, the ability to serve customers on a global basis, a unique distribution system, and products carrying world famous brands. Industrial Technique is the second largest manufacturer in North America for professional electric tools and among the top five manufacturers worldwide.	• Enhanced penetration and increased sales to the motor vehicle industry. • Successful launch of Milwaukee heavy-duty electric tools in Europe. • Increased pace of product development and continuous launch of products. • Strengthening of manufacturing and supply chain structure.
The products are sold, rented, and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal manufacturing plants in Sweden, South Africa, United States, Canada, and India.	Construction and Mining Technique builds its business on its well-established reputation as a global supplier of state-of-the-art products for the construction and mining segments. The business area aims to safeguard its position as a leader in terms of quality, reliability, productivity, service, the environment, and ergonomics.	• Solid volume growth. • Acquisitions further strengthens market position. • Consolidation of manufacturing to Örebro and Fagersta, Sweden. • Strong development of use-of-products revenues.

Fellow Shareholders

The world economy deteriorated during the latter part of 2001 and, with few exceptions, economic growth stalled or turned negative. This situation was also significant for the business climate prevailing during 2002. The North American market was characterized by an overall low investment level, something that was also significant for Europe. One exception was Asia, where especially China continued to show solid growth. By the end of the year some positive signs of a recovery were shown, but it is very uncertain whether this is really the beginning of an economic upturn.

An objective for Atlas Copco is to develop its global presence and grow in markets where there is still a large potential for the Group. Examples of such markets are chiefly countries in Asia, but also Eastern Europe and the United States. In 2002, the Group expanded further in China, and also acquired a Chinese compressor manufacturer. In Russia, the Group set up new sales and service offices to provide a better support to customers.

Atlas Copco's use-of-products strategy has been established for a long time in all business areas in the Group. The strategy comprises service and spare parts, accessories and consumables, and equipment rental. The objective is to increase revenues throughout the time the products are in use at the customers. This is a way to reduce the sensitivity to business cyclicality and, at the same time, this business has generally a higher profitability.

The major acquisitions of equipment rental companies in the United States in 1997 and 1999, were important steps in this use-of-products strategy. We are convinced that this was the right move for Atlas Copco to take, even if we have learned that the timing of the acquisitions was not the best. During the autumn, Atlas Copco recorded an impairment charge in the Rental Service business area, as the expected financial returns of the rental business did not fully justify the acquisition costs of the rental companies. These companies were acquired at a time of substantially higher market valuations than today.

From the owners' viewpoint

The Atlas Copco Group has set financial targets to ensure that shareholder value is created and continuously increased. The overall objective is to achieve a return on capital employed that always exceeds the Group's total capital cost. The targets are to have an average annual revenue growth of 8%, an operating margin of 15%, and to steadily improve the efficiency of operating capital in terms of inventory, receivables, and rental fleet utilization. Atlas Copco's targets are intended to be achieved over a business cycle. Furthermore, all operational units must strive for stability first, followed by profitability, and finally growth. This proven development process will be pursued to ensure that financial targets are reached.

For 2002, Atlas Copco's profit after financial items, but excluding the goodwill charge, was somewhat lower than in the preceding year. In the same period, a solid cash flow contributed to an improved financial position for the Group, with a decreased net borrowing.

The goodwill impairment charge in itself has no effect on the cash flow and does not affect the dividend capacity in 2002. Therefore, I have the pleasure to report that a dividend to shareholders of SEK 5.75 is proposed by the board, an increase for the ninth consecutive year.

Professional work

The prevailing business climate required urgent performance from all employees—from decision to action—and a continued strong focus on core activities. The Board is grateful for the commitment and the professional work conducted by Atlas Copco employees around the world. In a tough economic environment they have managed to maintain or improve their market positions. Innovation, one of the Group's core values, has materialized in the large number of new products launched in the year.

On July 1, Gunnar Brock took on the position as President and CEO for the Atlas Copco Group. He replaced Giulio Mazzalupi, who retired after 31 years in the Group. Brock has during his short period with the company worked intensively to reinforce and increase customer focus. With his broad knowledge and long international career he will no doubt contribute in a positive way, enhancing product development, market expansion and use-of-products activities.

On behalf of the Board, I would like to express my warmest thanks to Group Management and to all employees in the Group for their contribution during the year.

Thank you!

Anders Scharp, Chairman of the Board
Stockholm, Sweden, February 3, 2003



Observations on 2002

Seen and judged against the 2002 perspectives, it is encouraging to note that the overall performance of Atlas Copco must be considered satisfactory and our competitive position has been strengthened on many markets.

The general business climate weakened compared to 2001. The major customer segment for Atlas Copco—the construction industry in general and the non-residential construction sector in particular—showed a significant fall in demand in both North America and Europe. The general industry had a weak demand, the motor vehicle industry was stable and the mining industry showed a relatively good growth. Capacity utilization in most industries remained on a low level.

During 2002 the U.S. dollar declined sharply and the year-end rate in relation to the Swedish krona was 17% lower than at the beginning of the year. As Atlas Copco invoices a large part of its products and services in U.S. dollars, this represented a challenge.

The effort invested in improving our efficiency has paid off in the generation of high and stable operational cash flow. This has provided the opportunity to substantially reduce our interest bearing debt through the repayment of approximately MSEK 3,500.

Group achievements

Our largest business area, *Compressor Technique*, performed well. This goes particularly for the stationary industrial compressor business and aftermarket activities. However, we experienced weak sales for portable compressors. We want continued growth in China and the Chinese compressor manufacturer, Liuzhou Tech Machinery Co. Ltd, was acquired in the year.

The weak activity levels in the North American market had a negative effect on the *Rental Service* business area, and both the construction and industrial rental activity suffered. Forceful actions to reduce cost and improve capital efficiency were taken during the year. Alongside a reduction in the number of rental stores in low-potential areas and a reduction of the total rental fleet, the availability of the rental fleet was improved and the utilization rate increased. These actions imply that when the economy turns, we will stand strong.

The *Industrial Technique* business area continued successfully to further increase sales of sophisticated fastening tools and systems to the motor vehicle industry. The professional electric tools business increased sales in many markets, following a difficult year in 2001. One of the larger marketing activities for electric professional tools was the launch of the Milwaukee brand to the European market.

Overall, order volumes for our *Construction and Mining Technique* business area increased in 2002. In line with the market development, sales of rock drilling equipment, loaders, associated consumables, spare parts, and service increased, while exploration equipment sales declined. To better serve the mining industry, the drill rig and loader business will be integrated into one division in Sweden. German manufacturer, Krupp Berco Bautechnik GmbH, was acquired to complement the range of hydraulic breakers and demolition tools for the construction industry.

Setting priorities

To grow profitably must be seen as a priority in order to generate value for those who have invested in the Group. This does not only relate to a financial investment in our Group, but also to all those employees who invest their time in the company. All in all, this contributes to the solid platform that we will build upon during 2003.

During the year there has been an increase in resources devoted to product innovations and to the development of services. The range of oil-free VSD (variable speed drive) compressors was extended. A number of new tools, both for industrial and professional use, were brought to market. With increased customer productivity in mind, a computerized surface crawler drill was launched, enabling an increased production capacity of 10–15%.

There is a large concentration of our sales in North America and Europe and, whilst much effort is devoted to even further improving our positions in these areas, it is in Asia, Eastern Europe and Russia where major market investment is and will continue to be undertaken.

By delivering products and systems, that increase the competitiveness of our customers and minimize their environmental impact, we can help them grow. By having an efficient aftermarket and service function we can contribute towards increasing the efficiency and reliability of our products.

Thank you for your support!

Gunnar Brock, President and Chief Executive Officer
Stockholm, Sweden, February 3, 2003

Board of Directors' Report on 2002 operations

MSEK unless otherwise indicated, numbers in parentheses represent comparative figures for the preceding year.

The Atlas Copco Group's revenues decreased 7% in 2002, to MSEK 47,562 (51,139). Markets outside Sweden accounted for 98% of revenues. Orders received declined 6%, at MSEK 47,946 (50,916). For comparable units, volumes of revenues and orders received declined 3% and 2% respectively.

Operating loss/profit was MSEK –1,689 (6,130). The Group's loss/profit after financial items amounted to MSEK –2,469 (4,700). An impairment charge of goodwill of MSEK 6,950 was recorded during the year. Excluding the goodwill impairment, the operating profit was MSEK 5,261, corresponding to a margin of 11.1% (12.0). The profit after financial items was MSEK 4,481, and the margin was 9.4% (9.2).

Loss per share was SEK –18.55. Excluding the goodwill impairment charge, earnings per share amounted to SEK 13.88 (14.63)


Revenues and orders received
MSEK
55,000
44,000
33,000
22,000
11,000
0
98 99 00 01 02
Revenues
Orders received
Revenues
MSEK
55,000
44,000
33,000
22,000
11,000
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

Dividend The Board of Directors proposes a dividend of SEK 5.75 (5.50) per share.

Most recent outlook (February 3, 2003) Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter, but the political situation in the Middle East has increased the uncertainty.

Demand for rental equipment in the United States is expected to stay at the present level, adjusted for normal seasonal weakness in the first quarter.

Market Review

Orders received by business area

	2002	2001	Change %	Change % in volume
Compressor Technique	16,334	16,633	–2	–1
Rental Service	12,829	15,469	–17	–9
Industrial Technique	11,502	12,068	–5	0
Construction and Mining Technique	7,633	7,282	+5	+4
Eliminations	–352	–536		
Atlas Copco Group	47,946	50,916	–6	–2
Order backlog, Dec. 31	3,934	4,034		

The Atlas Copco Group has a global market presence and strives to maintain close and long-term relationships with its customers. Products and services are marketed through the Group's own sales operations in close to 70 countries and through distributors and a service network in another 80 countries.

North America is the largest market for Atlas Copco, representing 48% of orders received. The second largest region, Europe, accounted for 32% of the Group's business. Asia, where the Group's long-term goal is to have the same presence in terms of sales, service, and assembly as it has in North America and Europe, accounted for 10% of order intake. Atlas Copco is determined to expand the relative share of emerging markets.

Order volumes increased in Europe, Asia/Australia and

Forward-looking statements: Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.


Geographic distribution of orders received
Portion of Group orders received
Change in value, MSEK, 2002/2001
48%
-12%
32%
0%
5%
+7%
12%
+7%
3%
-24%

Sales of all types of industrial compressors improved during the year. New products performed strongly and captured market shares.

Manufacturing industry use industrial tools, systems and service. Demand for industrial tools continued the weakening trend that started in 2001 and sales volumes decreased overall. However, as a result of improved penetration in the market, Atlas Copco increased its sales to the motor vehicle industry, which is the most important segment for industrial tools.

Demand for equipment rental services from industrial customers weakened as low capacity utilization and low industrial activity characterized the sector.

Africa/Middle East and decreased in North and South America. The decline in volumes in North America, which was further amplified by a negative currency translation impact, led to a reduced share of revenues coming from the region. Overall, order volumes decreased 2%.

Industry segments

Construction

The construction industry segment consists of building (residential and non-residential) and non-building/infrastructure and accounted for about 38% (42) of the Group's sales.

Business activity in the construction segment continued to be weak in 2002, particularly in the non-residential building segment in the United States. Weakness in this segment affected primarily the equipment rental business, which supplies customers with rental machinery, new and used equipment, parts, merchandise, and service. The weak market conditions, which also prevailed in Europe, also negatively affected demand for portable compressors and light construction equipment. However, some large infrastructure projects improved demand for rock drilling equipment.

The building industry uses electric tools for installation and light construction. Demand was stable in North America, due to a relatively high level of activity in the residential building segment but was, however, weak in Europe.

Mining

Mining represented approximately 8% (8) of sales.

The most important products offered to the mining industry are drilling rigs, rock tools, and loaders. Compressors are also sold to mines. Sales of equipment, consumables, service and spare parts developed favorably.

Manufacturing

The manufacturing industry accounted for approximately 24% (24) of sales.

Compressors and related equipment are used in most manufacturing operations, including machinery and electronics.

Process

The process industry, including chemical and petrochemical, food, and textile, accounted for about 13% (12) of Group sales.

Customers in this sector demand mainly large air and process compressors, but also rental equipment for maintenance and overhaul. Demand improved for large standardized air and process compressors. However, demand for rental equipment was weak.

Service

The service industry, including commercial and public services and utilities, represented about 7% (6) of sales. Compressed air solutions and equipment rental services are in demand from this segment.

Other

Other customer groups, such as distributors of tools and machinery and the entertainment industry, represented approximately 10% (8) of the Group's sales.

Orders received by customer category


Mining 8%
Construction industry 38%
Manufacturing industry 24%
Process industry 13%
Service industry 7%
Other 10%

Geographic distribution of orders received, %

Group	CT	RS	IT	CMT	Group
North America	14	100	56	18	48
South America	5		1	8	3
Europe	51		35	41	32
Africa/Middle East	7		2	14	5
Asia/Australia	23		6	19	12
Total	100	100	100	100	100

Financial Summary and Analysis

	2002	2002*	2001
Revenues	47,562	47,562	51,139
Operating loss/profit	–1,689	5,261	6,130
Operating margin, %	–3.6	11.1	12.0
Loss/profit after financial items	–2,469	4,481	4,700
Profit margin, %	–5.2	9.4	9.2
Loss/earnings per share, SEK	–18.55	13.88	14.63
Return on capital employed, %	–3.2	12.3	12.6
Return on equity, %	–16.2	10.9	11.7

*) Excluding goodwill impairment charge.

Revenues for the Group decreased 7% to MSEK 47,562 (51,139), affected by a 5% negative translation effect from foreign exchange rate fluctuations. Volume declined 3% for comparable units, mainly due to the Rental Service (–9%) and Compressor Technique (–4%) business areas partly offset by volume increase (+5%) in Construction and Mining Technique and a flat volume development in Industrial Technique. Structural changes (acquisitions and divestments) contributed with a 1% increase to the revenues. See also business area sections and page 36.

In the third quarter, Atlas Copco recorded an impairment charge of goodwill related to acquisitions in the Rental Service business area of MSEK 6,950. After the tax effects of MSEK 152, this corresponds to SEK 32.43 per share. The charge has no cash flow effect and does not affect the company's dividend capacity for 2002.



Return and capital turnover
%
ratio
28
1.40
24
1.20
20
1.00
16
0.80
12
0.60
8
0.40
4
0.20
0
0
98 99 00 01 02
Capital turnover, ratio*
Return on capital employed*, %
Return on equity*, %
Weighted average cost of capital after tax, %
Profit margin
%
14
12
10
8
6
4
2
0
98 99 00 01 02
Operating profit margin*
Profit margin after financial items*

*) Excluding goodwill impairment charge 2002.

During the last two years, non-residential building activities in the United States have fallen substantially. The resulting lower demand, combined with an oversupply of rental equipment in the industry, has made the marketplace very competitive. The weak market caused the Group to reassess the assumptions for average revenue growth and rental rates, which were used at the time of the acquisitions. As a consequence, the expected financial returns of the rental business did not fully justify the acquisition costs of the rental companies, which were acquired at a time of substantially higher market valuations.

The size of the charge is a result of an impairment test (in accordance with Swedish GAAP/IAS), whereby the present value of future, estimated, cash flow is compared with the book values of the related business.

The underlying facts and reasons as to why Atlas Copco entered into the equipment rental business are still valid. The trend towards outsourcing continues, i.e. to rent instead of own, and companies look for suppliers that offer the function rather than the product. Providing a rental service is in line with Atlas Copco's "use-of-products" strategy and allows the Group to come closer to the end user, which in itself has substantial merits.

The Rental Service business area has carried out an aggressive rationalization and is continuously adapting to the current market conditions. With a very good cash flow and a more efficient rental operation, the business area is well positioned to grow and improve profitability as the demand improves. The long-term prospects for the equipment rental industry are considered good.

The impairment charge is included in the reported operating profit, but has been excluded from the analysis of earnings and return in the section below in order to enhance comparability with previous year.

Earnings

Operating profit declined MSEK 869, or 14%, to MSEK 5,261 (6,130), and the operating profit margin decreased to 11.1% (12.0). Profit was affected by restructuring costs of MSEK 116 (260), MSEK 68 in the Construction & Mining Technique business area and MSEK 48 in Industrial Technique. The preceding year included restructuring costs of MSEK 160 and MSEK 100 in the Rental Service and Industrial Technique business areas, respectively. In addition, new accounting standards related to capitalization of development costs, the adjustment of rental

Key figures by business area

	Revenues		Operating profit		Restructuring costs		Return on capital employed, %		Investments in Fixed assets, incl. rental fleet	
	2002	2001	2002*	2001	2002*	2001	2002*	2001	2002	2001
Compressor Technique	15,993	16,873	3,005	3,202	-	-	68	69	387	536
Rental Service	12,829	15,469	686	1,255	-	–160	3	4	2,019	2,467
Industrial Technique	11,481	12,126	1,050	1,123	–48	–100	14	13	296	340
Construction and Mining Technique	7,618	7,253	680	736	–68	-	20	23	434	454
Eliminations/Corporate items	–359	–582	–160	–186	-	-			–27	–95
Total Group	47,562	51,139	5,261	6,130	–116	–260	12	13	3,109	3,702

*) Excluding goodwill impairment charge.

fleet useful life estimates, and reduced goodwill amortization during the fourth quarter, due to the impairment charge, had positive effects on the profit in 2002 compared to 2001 of MSEK 284, MSEK 170 and MSEK 51, respectively. Excluding all these items, operating profit declined to MSEK 4,872, corresponding to a profit margin of 10.2% (12.5). Operating profit decreased mainly because of lower volumes, particularly lower rental revenues, and unfavorable fluctuations in foreign exchange rates. The impact from foreign exchange rate fluctuations, particularly the weakening of USD, was approximately MSEK –410, having an effect of about –0.3 percentage points on the operating margin.

In 2002, depreciation and amortization totaled MSEK 3,956 (4,556), of which rental equipment accounted for MSEK 2,333 (2,874), property and machinery MSEK 943 (957), and amortization of intangible assets MSEK 680 (725). The Group applies amortization periods of 40 years for goodwill arising from the acquisitions of the U.S. companies Milwaukee Electric Tool (acquired in 1995), Prime Service (1997), and Rental Service Corporation (1999) and up to 20 years for other acquisitions. See also page 42.

Return on capital employed decreased to 12.3% (12.6) and the return on shareholders' equity to 10.9% (11.7). The Group uses a weighted average cost of capital (WACC) of 7.8%, corresponding to a pre-tax cost of capital of approximately 12%.

Operating profit for the *Compressor Technique* business area decreased by MSEK 197 to MSEK 3,005 (3,202), corresponding to a margin of 18.8% (19.0). Lower invoicing volumes and unfavorable changes in exchange rates were the main reasons for the reduced profit. Excluding the effect of changed accounting for capitalization of certain development costs, the profit margin was 17.6%. The return on capital employed remained at a very high level, 68% (69).

Operating profit for the *Rental Service* business area, including ordinary goodwill amortization, decreased to MSEK 686 (1,255). The profit margin was 5.3% (8.1). Lower rental rates and volumes had a strong negative effect on the operating margin, which was partly compensated by improved fleet utilization and reduction of operational costs. The revision of useful life estimates on certain fleet categories at the beginning of the year resulted in a MSEK 170 lower depreciation expense as compared to the previous year. The impairment charge in the third quarter led to MSEK 51 lower goodwill amortization in the fourth quarter. A charge of MSEK 160 related to restructuring of the operations affected the results for 2001. Return on capital employed was 3% (4).

Operating profit for the *Industrial Technique* business area declined MSEK 73 to MSEK 1,050 (1,123). Restructuring costs for the Atlas Copco Electric Tools division, including relocation of certain assembly operations from Germany to the Czech Republic, amounted to MSEK 48. Previous year's result included restructuring costs of MSEK 100 mainly for the consolidation of production in the Milwaukee Electric Tool division. The profit margin, excluding restructuring costs and the effects of changed accounting standards for development costs, decreased to 9.1% (10.1). This was primarily due to unfavorable changes in the sales mix between industrial tools and professional electric tools and currency exchange rates. Return on capital employed improved to 14% (13).

Operating profit for the *Construction and Mining Technique* business area decreased MSEK 56, to MSEK 680 (736), corresponding to a margin of 8.9% (10.1). The strong Swedish krona had a negative impact on profit, offsetting the positive effect from higher invoicing volumes. Restructuring costs for the transfer of the loading business from Portland, Oregon, USA to Örebro, Sweden, amounting to 68 MSEK, was charged to the 2002 result. Excluding this and the effect of changed accounting standards for development costs, the profit margin was 9.2%. Return on capital employed, including the restructuring costs, was 20% (23).

The Group's net financial items totaled MSEK –780 (–1,430), of which net interest items were MSEK –722 (–1,402). Interest expense declined considerably because of strong operating cash flow during the year, lower interest rates and successful interest rate management. Financial foreign exchange differences were MSEK –62 (–33), and other financial income equaled MSEK 4 (5).

Atlas Copco Group profit after financial items declined to MSEK 4,481 (4,700). Excluding restructuring costs and other items affecting comparability, profit decreased MSEK 868, and the profit margin was 8.6% (9.7). The total negative effect of foreign exchange rate fluctuations was approximately MSEK 380.

Excluding the tax effect of goodwill impairment, taxes for the year totaled MSEK 1,513 (1,622), corresponding to 33.8% (34.5) of profit after financial items, see also Note 8.

Excluding the goodwill impairment charge, net profit for the year amounted to MSEK 2,909 (3,067). Earnings per share equaled SEK 13.88 (14.63), down 5%.

Balance sheet

	2002	2002*	2001
Total assets	48,668	54,684	64,357
Net indebtedness	13,694	13,694	20,078
Debt/equity ratio, %	67.3	51.9	72.3
Equity/assets ratio, %	41.8	48.2	43.2

*) Excluding goodwill impairment charge.

During the year, the Group's total assets decreased 24% to MSEK 48,668 (64,357), primarily a result of the MSEK 6,950 impairment charge and foreign exchange translation effects caused by the strengthening of the Swedish krona (approximately 12%). The decrease was also influenced by lower investment in the rental fleet in the Rental Service business area and by reductions in working capital, predominantly trade receivables.

The capital turnover ratio was 0.83 (0.78) (excluding the effects of the impairment charge: 0.80). This ratio was heavily impacted by the rental business, which is more capital intensive than the other businesses in the Group. Excluding the Rental Service business area, the capital turnover ratio was 1.40 (1.36).

Investments

Gross investment in rental equipment decreased to MSEK 2,144 (2,751), while sales of used equipment totaled MSEK 1,402 (2,145). The investments declined as a result of the lower customer demand and continued efforts to improve the fleet utilization in the Rental Service operation. The drop in sales of used equipment was primarily a result of active fleet restructuring efforts during 2001, which boosted sales in that year.

Investments in property and machinery totaled MSEK 965 (951), in line with the annual depreciation. Investments in new equipment were made at several production plants in 2002. Major investments were made in Compressor Technique's main plant in Antwerp, Belgium, and Milwaukee Electric Tool's plants in the United States.

Geographic distribution of investments in tangible fixed assets including rental fleet

	2002	2001
North America	2,183	2,701
South America	58	78
Europe	720	740
of which Sweden	*251*	*167*
Africa/Middle East	57	41
Asia/Australia	91	142
Total	3,109	3,702

Investments in other, financial and intangible, fixed assets amounted to MSEK 349 (64), mainly related to capitalization of certain development costs according to new Swedish accounting standards.

Inventories and trade receivables

The value of inventories as a proportion of revenues rose to 12.2% (11.7). Excluding Rental Service, the proportion was 15.0% (14.4). The increase was mainly due to higher sales in the Construction and Mining Technique business area with longer throughput times than the other businesses areas.

Trade receivables in relation to revenues were 18.0% (19.7). This decrease resulted primarily from activities in all business areas to improve control of receivables.


Inventories
MSEK
%
6,000
24
5,000
20
4,000
16
3,000
12
2,000
8
1,000
4
0
0
98 99 00 01 02
Inventories as % of revenues
Inventories, MSEK
Trade receivables
MSEK
%
12,000
24
10,000
20
8,000
16
6,000
12
4,000
8
2,000
4
0
0
98 99 00 01 02
Trade receivables as % of revenues
Trade receivables, MSEK

Cash flow and net indebtedness

At year-end, liquid funds amounted to MSEK 1,356 (1,343), equal to 3% (3) of revenues. To complement the relatively low level of liquid funds, the Group has negotiated a committed stand-by credit facility with banks. See Funding risk on page 53.

The operating cash surplus after tax (defined as revenues less operating expenses after the reversal of non-cash items, such as depreciation and amortization, and after taxes) totaled MSEK 6,922 (6,771), equal to 15% (13) of Group revenues.

Working capital decreased MSEK 377 (385) in 2002 as a result of decreased volumes and dedicated asset management activities in all business areas. Net investment in tangible and other fixed assets totaled MSEK 1,700 (1,412). Most of that increase was attributable to the capitalization of product development costs. Operating cash flow before acquisitions and dividends amounted to MSEK 5,599 (5,744), equal to 12% (11) of Group revenues. Net payments for company acquisitions and divestments were MSEK 712 (300), mainly related to the acquisition of Krupp Berco Bautechnik and Ankertechnik (MAI) in the Construction and Mining Technique business area.

Net cash flow, before change in interest-bearing liabilities, but after dividends paid of MSEK 1,165 (1,125) was MSEK 3,722 (4,319).

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid funds) amounted to MSEK 13,694 (20,078), of which MSEK 1,778 (1,736) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 67% (72) (excluding impairment charge: 52%).

Summary cash-flow analysis

MSEK	2002	2001
Operating cash surplus after tax	6,922*	6,771
of which depreciation added back	*3,956**	*4,556*
Change in working capital	377	385
Cash flow from operations	7,299	7,156
Investments in tangible fixed assets	–3,109	–3,702
Sale of tangible fixed assets	1,758	2,354
Company acquisitions/divestments	–712	–300
Other investments, net	–349	–64
Cash flow from investments	–2,412	–1,712
Dividends paid	–1,165	–1,125
Net cash flow	3,722	4,319

*) Excluding goodwill impairment charge.

Shareholders' equity

At December 31, 2002, Group shareholders' equity including minority interests totaled MSEK 20,354 (27,789). Shareholders' equity per share was MSEK 97 (133). Equity accounted for 42% (43) (excluding impairment charge: 48%) of total assets. Atlas Copco's total market capitalization on the Stockholmsbörsen at year-end was MSEK 34,552 (48,176), or 171% (175) of net book value.

Changes in shareholders' equity (excl. minority interest)

MSEK	2002	2001
Opening balance	27,568	23,982
Dividend to shareholders	–1,153	–1,100
Provision for valuation of employee stock option program*	–138	-
Translation differences for the period	–2,194	1,619
Net profit for the period	–3,889	3,067
Closing balance	20,194	27,568

*) See page 13, Share value based Incentive Programs.

Asbestos cases in the United States

Atlas Copco has, as of December 31, 2002, a total number of 84 asbestos cases filed with a total of 16,556 individual claimants. The average number of defendants was 163 companies per case. None of these cases identifies a specific Atlas Copco product.

In 2002 there was one case involving an identified Atlas Copco product, as one among many other products. This case was settled in the fourth quarter at an immaterial cost, substantially lower than the deductible cost used in Atlas Copco's insurances.

The Group has not deemed it necessary to book any provisions related to these pending cases.

Personnel

	2002	2001
Average number of employees, total	25,787	26,201
Sweden	2,578	2,532
Outside Sweden	23,209	23,669
Business areas		
Compressor Technique	8,625	8,577
Rental Service	6,094	6,637
Industrial Technique	5,798	5,986
Construction and Mining Technique	4,706	4,540
Other	564	461

In 2002, the average number of employees in the Atlas Copco Group decreased by 414, to 25,787 (26,201). Of that total, 10% (10) were employed in Swedish units. See also Note 2. At year-end, the Group had a total of 25,705 employees (25,529). For comparable units, the number of employees decreased by 462 during the year.

Share value based Incentive Programs

During 1997–1999 a number of Group executives were granted call options on Atlas Copco shares free of charge. The options were issued by a third party. They have a term of six years from grant date. The call options may be transferred and may also be exercised after termination of Atlas Copco employment.

In 2000 the Board of Directors resolved to implement a worldwide incentive plan aimed at key employees in the Group. The plan mainly includes personnel stock options, which entitles holders to acquire Atlas Copco A shares at a pre-determined exercise price. In some countries (USA, Belgium, Canada, India, Malaysia, and the Philippines) Share Appreciation Rights (SARs) were granted instead due to legal and tax reasons. SARs do not entitle the holder to acquire shares, but only to receive the gain in cash. This gain is equal to the difference between the share price of the A-share at exercise and a fixed price (grant value), corresponding to the exercise price of the stock options. Stock option/SAR grants have been offered each year during the period of 2000–2002.

The terms for the stock options/SARs are mainly the following. They have a term of six years from grant date and are issued with a limited right to be exercised during the first three years during which they become exercisable with one third per year. Stock options/SARs expire if employment is terminated, but vested options and SARs are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002) after termination of employment (expires after 12 months in case of retirement. They are granted free of charge and are not transferable. The exercise price/grant value is equal to 110% of the average share price during a limited period before the grant date.


Employees, average
30,000
25,000
20,000
15,000
10,000
5,000
0
98
99
00
01
02
Sweden
Outside Sweden

In 2002 stock options corresponding to 461,588 shares and SARs corresponding to 384,196 shares were granted. Total market value as at December 31 has been estimated to MSEK 14. This value has been calculated by using the Black & Scholes model.

The purpose with the incentive plan is to retain key employees and align their performance with shareholders' interest. The employees to whom stock options are granted are chosen on a wholly discretionary basis from year to year. The selection criteria are position, performance and contribution.

Costs for incentive programs

The call option programs 1997–1999 have been issued by a third party and are neither expected to result in any future costs for Atlas Copco nor any dilution of the holdings of the current shareholders.

In order to secure the delivery of the shares for the employee stock options, to pay for cash settlement of the SARs and to pay the social fees that may arise in connection with the program, an agreement has been contracted with a third party bank. Under this agreement, the bank acquires Atlas Copco shares in the open market. Also in accordance with this agreement and the terms of the option program, the bank will either deliver shares after payment of the exercise price by the holder of the option or make a cash payment equal to the difference between the share price at the exercise date and the exercise price. The agreement insures that Atlas Copco does not have the risk of increases in the share price but does result in Atlas Copco being required to reimburse the bank in those cases where the market value at the end of the option period is less than the bank's acquisition value. The agreement also requires that Atlas Copco pay the bank finance costs during the term of the option program.
In accordance with the terms of the agreement for the 2002 options granted, Atlas Copco is liable for the difference between

Summary share value based incentive programs:

	Call Options			Employee Stock Options			SARs		
Grant year	1997	1998	1999	2000	2001	2002	2000	2001	2002
Initial number of employees	27	26	26	120	142	145	28	118	125
Expiration date	Feb. 14, 2003	Feb. 13, 2004	Feb. 11, 2005	April 26, 2006	May 13, 2007	May 12, 2008	April 26, 2006	May 13, 2007	May 12, 2008
Exercise price/ Grant value (SEK)	285*	250*	257	230	243	273	230	243	273
Type of share	A	A	A	A	A	A	A	A	A
Number, Jan. 1, 2002	54,191	66,422	64,054	403,544	447,768	0	93,976	362,084	0
Exercised 2002, Number	-	5,287	3,242	5,530	0	0	0	0	0
Expired 2002, Number	-	-	-	20,269	15,663	0	16,584	55,280	11,056
Number, Dec. 31, 2002	54,191	61,135	60,812	377,745	432,105	456,060	77,392	306,804	381,432

*) Adjusted for 1999 new issue.

the share price as of the exercise date in May 2008 and the acquisition value of SEK 248. For the options granted for 2001 and 2000, the corresponding acquisition values were SEK 220 and SEK 209, respectively. As of December 31, 2002, the variance in the share price and the acquisition values for the 2000, 2001 and 2002 employee option programs amounted to MSEK 138. This amount has been recorded as a provision as of December 31, 2002, with a corresponding amount being recorded directly to equity.

The net finance and administration expenses for 2002 for the three-option/SAR programs amounted to MSEK 15 (7) and are included in current earnings.

Production and Product Development

	2002	2001
Research and development costs		
—expensed during the year	900	1,107
—capitalized during the year, net of amortization	284	
Total	1,184	1,107
*—as a percentage of revenues**	*3.4*	*3.1*

*) Excluding revenues from the business area Rental Service.

Production is concentrated in three main regions. About half of the cost of manufactured goods sold originates from manufacturing in central Europe, mainly Belgium, Germany, Great Britain, and France. The United States accounts for about 15% of all manufacturing and Sweden for about 20%. The remainder of manufacturing is primarily in China, India, Brazil, and South Africa.

Continuous research and development to secure innovative products are critical for maintaining the competitiveness of Atlas Copco's divisions. In 2002, the amount spent on these activities increased MSEK 77 compared to the preceding year. For further information see description under Business Areas. In accordance with Swedish accounting standards (RR 15) effective January 1, 2002, certain development costs have been capitalized if the product is technically and commercially feasible. The capitalized costs will be amortized over the estimated useful life.

Environmental Impact

Atlas Copco strives to conduct business in a manner that does not put the environment at risk, and complies with environmental legislation in its operations and processes. The Group conducts operations requiring permission based on Swedish environmental regulations in five Swedish companies. These operations mostly involve machining and assembly of components, and the permits refer to e.g. emissions to water and air, including noise pollution.

To support environmental efforts, Atlas Copco has a Group-wide policy that guides the organization. The Group has established an Environmental Council with representatives from each business area to promote this policy internally and ensure that the required processes, as well as reporting procedures, are in place.

The policy states that all divisions in the Atlas Copco Group must implement an Environmental Management System (EMS) and major manufacturing sites should be certified in accordance with the international standard, ISO 14001.

At year-end 2002, 88 % (84) of the Group's manufacturing and logistics capacity had implemented EMS, and 80 % (74) had ISO 14001 certification. In 2002 a number of sites achieved ISO 14001 certification, including tool production at CP Desoutter in Hemel Hempstead, Great Britain, Atlas Copco Tools and Assembly Systems' Tierp Works, Sweden, and Atlas Copco Craelius' manufacturing unit in Märsta, Sweden.

Most products have a greater impact on the environment during the time it is in use than the impact that its manufacture has. Environmental and ergonomic aspects have been integrated in Atlas Copco's product development process for many years. A good example of this is the range of compressors with variable speed drives, which consume up to 35% less energy than standard compressors.

In May 2002, Atlas Copco published its first Sustainability Report with a focus on environmental issues. The Group's second Sustainability Report, covering 2002 performance, is available at www.atlascopco-group.com.

Parent Company

Earnings

Earnings from shares in subsidiaries equaled MSEK 1,763 (1,685) and from associated companies MSEK 0 (7). Profit after financial items totaled MSEK 1,365 (2,014). The Parent Company reported a net profit after appropriations and taxes of MSEK 899 (1,589). Undistributed earnings totaled MSEK 4,801 (5,193).

Write-down of shares in subsidiaries

As a consequense of the impairment charge of goodwill recorded by the Atlas Copco Group during the year, the Parent company has written down its holding in Atlas Copco North America Inc. by MSEK 710. See Note 13.

Financing

The total assets of the Parent Company decreased MSEK 8,693, to MSEK 29,678. At year-end 2002, cash, bank deposits, and short-term investments amounted to MSEK 37 (9) and interest-bearing liabilities to MSEK 15,894 (23,257). Shareholders' equity, including the equity portion of untaxed reserves, represents 43% (34) of total assets.

Personnel

The average number of employees in the Parent Company was 65 (58). Fees and other remuneration paid to the Board of Directors, the President, and other members of Group management are specified in Note 2.

Distribution of shares

At year-end, Atlas Copco had share capital totaling MSEK 1,048 (1,048). Each share has a par value of SEK 5. For further information, see page 60.

Dividend

The Atlas Copco Group's non-restricted shareholders' equity equals MSEK 9,363. Of total retained earnings, MSEK 33 will be transferred to restricted reserves.

The Board of Directors proposes a dividend of SEK 5.75 (5.50) per share, corresponding to a total of MSEK 1,205 (1,153). See page 56.

Atlas Copco's Strategies

The Group focuses on organic growth, which is supported by complementary acquisitions. Market presence and expansion will be achieved by offering new products developed from core technologies, by finding new applications in new market niches, increasing scope of supply, but also by increasing and/or by acquiring businesses that offer complementary products and/or services. The Asian markets are a focus area, together with Eastern Europe and the United States. The Group will also expand revenues related to the "use-of-products", such as service and maintenance, spare parts and accessories, consumables, and rental. These aftermarket activities help the Group form a closer relationship with its customers, and ensure even greater participation in customers' business activities.

The development of the Group's products and core competences is safeguarded by continuous improvements in existing operations and by innovations. Continuous improvements in manufacturing, products, marketing, organization, and business flows are intended to provide customers with better service and to safeguard short-term profitability. Break-through innovations are a means of staying ahead of the competition and maximizing performance in the long run. The Group strongly supports specific projects to foster innovation in technology, concepts, and methods.

The Group's multi-brand strategy plays a significant role. To better satisfy specific customer needs, products and services are differentiated and marketed under various brands through different distribution channels. The Group owns more than 20 brands, and each brand has a clear role and is justified when it adds to revenues and profit.

Targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital while growing the size of the business.

Financial targets for the next business cycle:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.



ROCE
%
25
20
15
10
5
0
98 99 00 01 02
Weighted average cost of capital (pretax)
Return on capital employed*
Revenue growth
%
40
30
20
10
0
-10
98 99 00 01 02
Average 98-02
Target
Growth from previous year
Operating margin
%
15
12
9
6
3
0
98 99 00 01 02
Average 98-02
Target
Growth from previous year*

*) Excluding goodwill impairment charge 2002.

This will lead to that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the proven development process for all operational units in the Group: stability first, then profitability and finally growth.

Profitable growth is a top priority for the Atlas Copco Group. This growth must be accomplished with a balance of organic and acquisition growth.

Atlas Copco expects all products and services to boost customers' productivity and competitiveness. All divisions should be leaders in the area of environmental protection, which will strengthen their businesses. In the marketplace, Atlas Copco focuses on being first in mind—first in choice of its customers. Surveys are continuously conducted to assess the success of Atlas Copco companies in this regard.

Compressor Technique

- Continuous flow of innovative new products.
- Expansion in new markets.
- Acquistion of Liutech in China.
- New product development facility for small and medium sized industrial compressors.

The Compressor Technique business area develops, manufactures, markets, distributes, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electrical power generators, air treatment equipment (such as compressed air dryers, coolers, and filters) and air management systems. The business area also has in-house resources for basic development in its core technologies. In addition, the business area offers specialty rental services based on compressors and generators. Development, manufacturing, and assembly are concentrated in Belgium, with other units situated in the United States, Germany, France, Italy, Great Britain, China, India, and Brazil.

The multi-brand strategy is important for the business area, which owns a number of brands in addition to the Atlas Copco brand. The other brands focus on specific customer segments and/or geographic regions.

The business area's strategy is to further develop its leading position in the field of compressed air by capitalizing on its strong market presence worldwide, improving market penetration in Asia, North America, Middle East, and eastern Europe, and continuously developing products and services to satisfy increasing demands from customers. The strategy also includes developing the generator business for portable and temporary power generation and integral gear compressors for process gas applications.

Customers and product mix

Compressor Technique has a diversified customer base. The largest customer segments are the manufacturing and process industries, which together represent more than two thirds of revenues. The construction industry is also an important segment, primarily for portable compressors and generators. Customers are also found among utility companies and in the service sector.

The products are intended for a wide spectrum of applications in which compressed air is either used as a source of power in manufacturing or the construction industry or as active air in industrial processes. Clean, dry, and oil-free quality air is preferred for applications in which compressed air comes into direct contact with the end-product. Where Quality air applications play a major role in the customers' processes, added accessories and services are becoming increasingly important. Portable compressors and diesel-driven electric power generators are reliable power sources for machines and tools in the construction sector as well as in numerous industrial applications. Gas and process compressors are supplied to various process industries, such as air separation plants, and to power utilities.

Stationary industrial compressors and associated air-treatment products and aftermarket activities represent about 70% of sales. The balance is represented by portable compressors, generators, specialty rental, and gas- and process compressors.

Competition

Compressor Technique's largest competitor in the market for air compressors is Ingersoll-Rand. Other competitors are CompAir, Kaeser, Gardner-Denver, Sullair, Kobelco, and regional or local competitors. In the market for compressors for process gas applications, the main competitors are MAN Turbo and Siemens.

Market review

Low capacity utilization prevailed in most manufacturing and process industries, which affected demand particularly in the Americas, but also in western Europe. Demand in Asia and eastern Europe, however, developed favorably. Improved demand was noticed from China, United Kingdom, Italy and Russia, while the United States, France, Brazil and Japan weakened. The trend towards more demanding air quality specifications continued to develop favorably.

Portable compressors and generators, primarily serving construction-related customers through rental companies and distributors, suffered from poor market conditions. Only a few markets recorded increased demand.

	2002	2001	2000
Orders received	16,334	16,633	15,098
Revenues	15,993	16,873	14,720
Operating profit	3,005	3,202	2,737
Operating margin, %	18.8	19.0	18.6
Return on capital employed, %	68	69	62
Investments	387	536	407
Average number of employees	8,625	8,577	8,171

Revenues totaled MSEK 15,993 (16,873). Operating profit decreased to MSEK 3,005 (3,202), corresponding to a margin of 18.8% (19.0). The return on capital employed reached 68% (69).

Business development

Investments in market- and product development continued on a high level. Compressor Technique strengthened its position as world leader in the compressed air business.

Good performance from the stationary industrial compressor business and increased aftersales revenues did not fully mitigate the weak demand from construction-related customers. This, together with negative currency effects, resulted in decreased business area revenues.

Orders received declined in volume by 1% in 2002, reflecting a weak market demand for portable compressors, particularly from rental companies. Orders for industrial compressors and gas and process compressors for manufacturing and process industries grew in volume.

Sales of industrial compressors and associated business increased mainly as a consequence of improved presence in the market place, a strong product portfolio and successful product launches, resulting in increased market shares. The aftermarket business continued to grow in all geographical areas.

Variable Speed Drive (VSD) regulation, both for oil-free and oil-injected compressors, kept growing. Customers continue to demand and favor lower energy consumption and lower noise levels, as these features improve the workplace and the environment and result in lower costs of operation.

Interaction with primary business partners via the Internet continued to develop favorably. Product information on Internet is provided in a multilingual format in 18 languages.

With the objective of increasing market penetration and focus on the growing business potential, a new regional support center is being set up in Bahrain. It will cover the countries in the Gulf Cooperation Council and Yemen.

In April, the Chinese compressor manufacturer Liuzhou Tech Machinery Co. Ltd, was acquired. The company assembles oil-injected screw compressors and air dryers and has an established sales and service organization. It is part of the Industrial Air division and continue to operate under its established brand Liutech. The acquisition is in line with the strategy to increase presence in China.

Product development

The business area develops new products that provide considerable savings on energy costs for the customer and reduce environmental impacts. New products were continuously launched.

The range of oil-free VSD compressors was extended to cover the entire range from 37 kW up to 900 kW, and a VSD version of the successful PETPACK® compressor for the PET bottle blowing industry was introduced. Also the range of oil-injected VSD compressors was extended down to 18 kW. New regulators, which allow remote monitoring via the Internet, and intelligent machine control in order to manage compressed air systems multiple compressor installations in an even more efficient way, were developed. A brand new tooth compression technology for smaller oil-free compressors, enabling a low-noise WorkPlace Air System®, was brought to market.

To further expand and enhance testing capacity and reduce time-to-market for more products, an investment was made in new laboratory and test facilities for small and medium size industrial compressors and air-treatment equipment.

Competence development

Competence mapping and development has received increasing attention and effort throughout the business area. Key competencies have been identified and, as part of the knowledge management program, have been further developed and strengthened through more training and mobility of employees.



Bengt Kvarnbäck Oscar Duprix Luc Hendrickx



Ronnie Leten Filip Vandenberghe James Tapkas



Share of Group revenues 33%

Business area management

Business Area Executive: Bengt Kvarnbäck

Compressor Technique's divisions are:

- Portable Air, President Oscar Duprix
- Oil-free Air, President Luc Hendrickx
- Industrial Air, President Ronnie Leten
- Airtec, President Filip Vandenberghe
- Atlas Copco Applied Compressor and Expander Technique*, President James Tapkas

*) The division changed name to Gas and Process, January 1, 2003. President André Schmitz.


Revenues
MSEK
20,000
16,000
12,000
8,000
4,000
0
98 99 00 01 02
Earnings and return
MSEK
%
3,500
100
2,800
80
2,100
60
1,400
40
700
20
0
0
98 99 00 01 02
Return on capital employed, %
Operating profit, MSEK

Revenue split


North America 14%
South America 5%
Europe 51%
Africa/Middle East 7%
Asia/Australia 23%

Rental Service

- Decentralized organization with focus to improve service to customers.
- Continuous efficiency improvements.
- Strong cash flow.
- Goodwill impairment.

The Rental Service business area, with 506 rental stores throughout the United States, Canada, and Mexico, provides equipment rental and related services to more than 330,000 customers in the construction, industrial manufacturing, and homeowner segments. Sales of new and used equipment, spare parts, accessories, and merchandise support the business.

The strategy of the business area is to be the first choice for customers who rent equipment by offering a comprehensive range of products, performing at optimum efficiency, and providing services with proven benefits to customers. Availability, proximity, price, and quality are the key factors for success. To defend and expand its strong market position, the business area applies a supply and service concept by means of a hub and satellite structure.

The business area operates with three well-respected brands. RSC serves the construction market, comprised of heavy equipment and commercial construction, Prime Industrial focuses on the industrial and petrochemical rental segments, and Prime Energy promotes its quality air, power generation, and temperature control business.

Customers and product mix

Rental Service has a diverse customer base in North America. The largest customer segment is construction, representing approximately 65% of revenues. Non-residential construction is by far the most important area, followed by activities associated with residential building, home improvement, and non-building construction.

The industrial segment accounts for the remaining 35% of total revenues. The business area has a solid presence in the chemical, petrochemical, and oil and gas industries. Other key customer groups in the industrial segment are industrial manufacturing, commercial services, and public services and utilities.

Rental revenue represents 70–75% of the business area's revenues. The largest product groups in the rental fleet consist of aerial work platforms, forklifts, air compressors, excavators, loaders, backhoes, compaction equipment, and generators. These products account for approximately 85% of rental revenues. About 10% of the rental fleet consists of Atlas Copco products. There is a potential to increase that share to 15% in the medium term.

The rental equipment is depreciated over an average of eight years, down to 10% residual value, and the used equipment is normally sold before it is fully depreciated. Sales of used equipment account for 10–15% of the business area's revenues over a business cycle. The average age of the fleet increased during the year as a result of a lower rate of investment in new fleet to adapt to the market conditions. Average age of the rental fleet at year-end was 42 months.

Products, merchandise and spare parts sold by the rental stores account for 15–20% of total revenues. Retail showrooms offer a wide range of displayed products from preferred brand-name vendors. Individual "product specials" are routinely promoted and displayed in a prominent showroom location.

Competition

The principal competitor in the North American equipment rental market is United Rentals. Other large rental companies include Hertz, Caterpillar (Cat Rental Stores), NationsRent, Neff, National Equipment Services, and Sunbelt. The equipment rental market is fragmented and numerous local and regional rental companies make up a large portion of the market.

Market review

The slowdown in construction activity, which started already in early 2001, continued throughout the year. Most significant was the downturn in non-residential construction activity, where activity levels measured as dollars spent were approximately 15% below previous year. Monetary and fiscal measures taken by the Unites States' government to support activity had little effect and did not mitigate the weak demand for construction equipment. Low capacity utilization characterized the industrial sector and industrial activity decreased substantially.

	2002	2001	2000
Revenues	12,829	15,469	13,955
Operating profit	686*	1,255	1,855
Operating margin, %	5.3*	8.1	13.3
Return on capital employed, %	3*	4	6
Investments	2,019	2,467	5,570
Average number of employees	6,094	6,637	7,048

*) Excluding goodwill impairment charge.

Rental Service revenues were MSEK 12,829 (15,469). Rental and related services accounted for 74% (72) of revenues; sales of new equipment, parts and related merchandise 17% (16); and sales of used equipment 9% (12). Operating profit was MSEK 686 (1,255), including goodwill amortization, but excluding the impairment charge of goodwill of MSEK 6,950. The operating margin, excluding the impairment charge, was 5.3% (8.1). The return on capital employed was 3% (4), and the return on operating capital was 6% (8).

Business development

The weak activity levels affected both construction and industrial rental activity resulting in a 6% drop in rental volume and a 4% drop in average rental rates. The weakness was more significant in the early part of the year, where rental volume declined almost 10% in volume. As from mid-year, the volume drop was reduced to a low single digit rate and rental rates stabilized. The relative improvement was mainly attributable to improved customer service, resulting in better presence among customers and increased market share.

Forceful actions to lower cost and improve capital efficiency were taken during the year. The total number of employees decreased by 568 as the business area adapted to lower demand and increased the regional focus to improve customer service. As a consequence, the centrally located functions were downsized. The business area consolidated 30 rental stores and opened 6 sites to reach a total of 506 stores at year-end.

Alongside the reduction in the number of rental stores, the availability of the rental fleet was improved by reducing the share of the rental fleet which is not available for rent, due to service, transportation etc. During the year the non-available fleet was reduced by 30%, thus freeing up close to MSEK 2,000 of fleet value. This improvement enabled the business area to further decrease the size of the rental fleet, and reduce capital tied up, without affecting the service to the customers. Accordingly, replacement investments in rental equipment were limited and no growth investments were made, while sales of used equipment continued. As a consequence, cash generation was very strong and the business area contributed significantly to the Group's operating cash flow.

A number of campaigns were initiated to promote rental equipment services and to influence decision makers about the significant benefits of rental compared with ownership.

Development of services

The business area continued to develop its e-service solutions during the year. The on-line rental application, which is fully integrated with the rental operating system, was enhanced and introduced to more select customers. The customer report management system was enhanced by several new features, enabling customers to improve their equipment management.

The on-line catalogue for used equipment containing some 30,000 items, introduced in 2001, was further improved, attracting 40% more traffic.

Competence development

Internally, the business area continues to grow its people. Some of the key training initiatives were: price and profit management, sales management, process improvement, coaching and training, successful teams, and communication with employees. Additionally, the Driver Training group provided safety driving programs as well as safety-related loading and unloading training. An internal e-portal was launched to increase efficiency in workflow.



Freek Nijdam



Share of Group revenues 27%

Business area management

Business Area Executive:
Freek Nijdam, from February 28, 2002

Rental Service has one division:

- Rental Service Corporation, President Freek Nijdam

Revenues

MSEK

18,000 / 15,000 / 12,000 / 9,000 / 6,000 / 3,000 / 0

98 99 00 01 02

Earnings and return

MSEK / %

2,100 / 1,750 / 1,400 / 1,050 / 700 / 350 / 0

30 / 25 / 20 / 15 / 10 / 5 / 0

98 99 00 01 02

- Return on capital employed*, %
- Operating profit*, MSEK



*) Including goodwill for acquisitions, but excluding goodwill impairment charge 2002.

Revenue split



North America 100%

Industrial Technique

- Enhanced penetration and increased sales to the motor vehicle industry.
- Successful launch of Milwaukee heavy-duty electric tools in Europe.
- Increased pace of product development and continuous launch of products.
- Strengthening of manufacturing and supply chain structure.

Industrial Technique's business concept is to develop, manufacture, and market industrial power tools and assembly systems, as well as professional electric power tools. It serves the needs of advanced industrial manufacturing like the automotive and the aerospace industry, industrial maintenance, light construction and building installations.

The brands used by Industrial Technique are among the most recognized in the industry: Atlas Copco, Milwaukee, AEG Power Tools, and CP Chicago Pneumatic. These are marketed and sold by Atlas Copco sales companies and industrial distributors. Industrial Technique operates plants in the United States, Sweden, Germany, France and Great Britain.

The objective of Industrial Technique is to reach a position of first in mind—first choice for customers in the motor vehicle industry and to become widely recognized in general industry for its power tools and assembly systems. In professional electric tools, the objective is to become the first choice among professional users. Industrial Technique seeks to increase revenues by expanding service, accessory and system offers and by geographical expansion. The business area continuously invests in product and process development in order to offer its customers a constant flow of innovative products and services.

Customer and product mix

Industrial Technique is the world leader in industrial tools and assembly systems for safety-critical joints. The business area is the second largest manufacturer in North America of professional electric tools. To meet exacting customer demands, the tools are efficient, reliable, ergonomic, and innovative.

The largest customer group for industrial power tools, systems, and service is the motor vehicle industry, representing more than 20% of business area revenues, followed by the general industry. Half of the industrial tools and assembly systems revenues are generated in Europe and about one third in North America.

Professional electric tools are sold to contractors and to tradesmen, often engaged in residential construction, through industrial distributors, specialty trade, and at home improvement stores. This customer segment represents more than half of the business area revenues, with about two thirds of the sales in North America.

Competition

Industrial Technique's competitors in the industrial tools business include Ingersoll Rand, Cooper Industries, and several local or regional competitors from the United States, Europe, and Japan. Main competitors for professional electric tools are Robert Bosch GmbH and Black & Decker Corporation.

Market review

Demand for industrial tools, systems, and service continued the weakening trend that started in 2001 in the first part of 2002, primarily caused by low investments from the general industry both in Europe and North America. Some improvements from general industry could be seen late in the year. Starting at the modest levels of late 2001, overall investments from the motor vehicle industry were fairly even throughout the year. Demand for standard industrial tools was weak in Europe, while electric industrial tools with control units were in higher demand throughout the year.

Residential construction activity increased somewhat compared to the previous year in the important North American market and demand for professional electric tools improved accordingly. A slowdown was, however, noticed at the end of the year. In Europe, particularly in Germany, the demand was very low.

	2002	2001	2000
Orders received	11,502	12,068	11,425
Revenues	11,481	12,126	11,454
Operating profit	1,050	1,123	1,238
Operating margin, %	9.1	9.3	10.8
Return on capital employed, %	14	13	16
Investments	296	340	322
Average number of employees	5,798	5,986	6,759

Revenues totaled MSEK 11,481 (12,126). Operating profit decreased 7% to MSEK 1,050 (1,123), corresponding to a profit margin of 9.1% (9.3). The operating profit includes restructuring costs of MSEK 48 (100). Return on capital employed was 14% (13).

Business development

The industrial tools business suffered from the prevailing weak demand and overall orders declined in volume compared to 2001. Atlas Copco improved its presence and gained market share in the area of sophisticated tools and systems to the important motor vehicle industry as sales to this segment increased. Particularly in the second half of 2002, many important orders were received from customers in North America.

The Chicago Pneumatic division announced a program to consolidate its production of pneumatic tools to Great Britain and to create a center of excellence in France for the division's growing electric tool and assembly system business.

The professional electric tools business increased sales in many markets, following a difficult year in 2001. Milwaukee Electric Tool strengthened its presence in the North American market through targeted marketing activities and by the introduction of new products. Additionally, market demand developed favorably. In Europe, a premium line of Milwaukee branded professional electric tools was launched. This introduction was successful and mitigated an otherwise weak demand.

Milwaukee Electric Tool's program to strengthen its manufacturing base in the United States progressed as planned. Important steps to create an efficient supply chain, anchored to the distribution center in Olive Branch, Mississippi, and the component plant in Jackson, Mississippi, were taken during the year. In addition, an investment of MSEK 100 to expand production capacity and refine manufacturing technology for power tools accessories in the United States was decided in the year. The investment will be completed at the end of 2003. In Europe, it was decided to set up an assembly plant in the Czech Republic. The plant will be fully operational at the end of 2003. Costs related to these measures were charged to the 2001 and 2002 accounts.

Product development

The business area makes significant investments in product development.

The industrial tool divisions launched a wide array of new tools and systems, among them an extremely powerful impact wrench based on a patented new motor, pneumatic drills and screwdrivers, and a quality assurance system for controlled tightening tools.

The professional electric tools divisions launched numerous heavy-duty tools, extending the range of both corded and cordless tools offered to their customers. The introduction of the Milwaukee brand and the inclusion of products from the Atlas Copco range created the first truly heavy-duty offer of electric power tools to European professionals.

Competence development

A focused activity during the year has been to offer appraisals, training and competence development for all employees in line with or above target for Atlas Copco Group. Such targets includes 40 hours of training per employee and year and the right for each employee to have an appraisal talk with his/her superior once per year.

An important development of competence is to train customer service employees in order to enhance their skills and knowledge at the same rate at which our tools develop, from relatively standardized tools to advanced tool systems including software.

E-learning is gradually becoming more important. There are several Atlas Copco Group initiatives complemented by many projects on division level, which has led to significantly increased numbers of E-learning program, courses etc. during 2001 and 2002.



Göran Gezelius　Dan Perry　Peter Möller



Charlie Robison　Åke Sundby



Share of Group revenues 24%

Business area management

Business Area Executive: Göran Gezelius

Industrial Technique's divisions are:

- Milwaukee Electric Tool, President Dan Perry
- Atlas Copco Industrial Tools and Assembly Systems, President Peter Möller, President Fredrik Möller, from March 1, 2003
- Chicago Pneumatic, President Charlie Robison
- Atlas Copco Electric Tools, President Åke Sundby, from March 1, 2002


Revenues
MSEK
15,000
12,500
10,000
7,500
5,000
2,500
0
98 99 00 01 02
Earnings and return
MSEK
%
1,500
30
1,250
25
1,000
20
750
15
500
10
250
5
0
0
98 99 00 01 02
Return on capital employed, %
Operating profit, MSEK

Revenue split


North America 56%
South America 1%
Europe 35%
Africa/Middle East 2%
Asia/Australia 6%

Construction and Mining Technique

- Solid volume growth.
- Acquisitions further strengthen market position.
- Consolidation of manufacturing to Örebro and Fagersta, Sweden.
- Strong development of use-of-products revenues.

The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.

The products are sold, rented, and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal manufacturing plants in Sweden, the United States, and South Africa.

The business area aims to be first in mind—first in choice as supplier of equipment and aftermarket sevices for rock excavation and demolition applications to the mining and construction industry. The strategy is to maintain and reinforce its leading market position as a global supplier for drilling and loading applications, to develop its positions in exploration drilling and light construction equipment and to increase revenues from use-of-products by offering more aftermarket services to customers. This shall be accomplished through continuous development of products and services that enhance productivity, improved market penetration, and acquisitions of complementary operations.

Customers and product mix

A key customer segment for the business area is the mining sector, representing almost half of revenues, which includes production and development work for both underground and surface mining. This segment requires rock-drilling equipment, rock tools, loading and haulage equipment, as well as exploration equipment.

Another key customer segment is construction, which accounts for about half of revenues. General and civil engineering contractors, often involved in infrastructure projects like tunneling or dam construction, are important customers for rock-drilling equipment and tools, while special trade contractors and rental companies are important customers for construction tools. The business area also has a rental operation for rock-drilling equipment in Europe, specializing in infrastructure projects.

Both mining and contracting customers are vital groups for use-of-products, such as consumables, maintenance contracts, service, parts, and rental. This part of revenues is steadily increasing.

Competition

Construction and Mining Technique's principal competitor is Sandvik. Other competitors include Ingersoll-Rand and Furukawa in the market for drilling rigs and construction tools; Boart Longyear for exploration drilling equipment and rock-drilling tools; and Caterpillar Elphinstone for loading equipment.

Market review

In the mining sector demand for equipment improved gradually in the year, reflecting increased investments in rock drilling and loading equipment from existing mining operations. Development of new or existing mines was limited, which affected demand for exploration equipment and, to some extent, rock drilling equipment. Ore production remained stable and the trend to outsource non-core activities continued, benefiting demand for service, consumables and spare parts. The improved demand was evident in all geographic regions and especially strong in the Americas and the Africa/Middle East region.

Underground construction activity in projects (tunneling and hydropower) was initially weak, but the trend broke in the middle of the year supporting increased demand for rock drilling equipment from all important markets. Demand for crawler rigs for surface applications, like building stone production in quarries and rock excavation for road and railroad projects, was healthy. Demand was strongest in North America and Europe. The aftermarket business sustained a good activity level. The general construction markets was weak, negatively affecting demand for light construction equipment.

	2002	2001	2000
Orders received	7,633	7,282	6,921
Revenues	7,618	7,253	7,083
Operating profit	*680*	*736*	*650*
Operating margin, %	8.9	10.1	9.2
Return on capital employed, %	20	23	21
Investments	434	454	370
Average number of employees	4,706	4,540	4,156

Revenues totaled MSEK 7,618 (7,253). Operating profit ended at MSEK 680 (736) and operating profit margin was 8.9% (10.1). The operating profit includes costs of MSEK 68 related to restructuring of the loader/truck production. Return on capital employed was 20% (23).

Business development

In line with market trends, sales of rock drilling equipment, loaders, associated consumables, spare parts, and service increased, while sales of exploration equipment declined. Orders for light construction equipment started the year rather strongly, but declined in the year as end markets weakened. Order volumes increased by 4% for comparable units. The business area continued to offer more services to its customers in response to the trend to outsource non-core activities, such as cost per meter contracts for consumables and service contracts for drilling equipment. The share of revenues that comes from use-of-products was 56% (58) of total revenues.

In April, the Austrian company Ankertechnik GmbH, the rock reinforcement division of MAI International GmbH, with annual revenues of about MSEK 70, was acquired. The acquisition complements the rock reinforcement product range and is in line with the strategy to increase the share of revenues that comes from use-of-products. The company is a part of the Atlas Copco Rock Drilling Equipment division.

Krupp Berco Bautechnik GmbH, which manufactures hydraulic breakers and demolitions tools and has annual revenues of about MSEK 600, was acquired in June. The company is part of the Atlas Copco Construction Tools division and offers a good complement to the division's product range.

In the beginning of October, the business area announced the decision to integrate its drill rig and loader/truck business into one division in Sweden. The transfer will be made in 2003 and substantial synergies will be achieved in product development, manufacturing, purchasing, logistics, and administration. The decision also involves increased resources for product development for the loader/truck business.

The move of the manufacturing of rock drilling tools in Östersund to the Fagersta plant in Sweden was completed during the year.

Product development

Customer productivity remained the focus of all new product development and a number of new and improved products were launched.

A computerized surface crawler drill with a number of new features, which enables increased production capacity by 10–15%, was introduced. Two new rock drills, 15 kW and 25 kW respectively, were successfully brought to market, improving the existing product range further. Atlas Copco Wagner introduced a 15 ton loader for underground mining and tunneling applications.

The Atlas Copco Construction Tools division introduced a hydraulic scaler used for scaling in tunnels and mines and Atlas Copco Secoroc extended futher the range of drifter equipment, which was successfully launched in 2001.

Competence development

During the year, the business area held a variety of training activities involving products and business skills. The development of computer-based training advanced, and the business area continued to develop software systems to support its customers. These training activities were carried out for customers and employees and are also available on the Internet.



Björn Rosengren Lars Engström Patrik Nolåker



John Noordwijk Claes Ahrengart Johan Halling

Share of Group revenues 16%

Business area management

Business Area Executive: Björn Rosengren, from March 1, 2002

Construction and Mining Technique's divisions are:

- Atlas Copco Rock Drilling Equipment, President Björn Rosengren, until June 20, 2002 President Lars Engström, from July 1, 2002
- Atlas Copco Craelius, President Patrik Nolåker
- Atlas Copco Wagner, President John Noordwijk
- Atlas Copco Construction Tools, President Claes Ahrengart
- Atlas Copco Secoroc, President Johan Halling, from April 1, 2002

Revenues


MSEK
9,000
7,500
6,000
4,500
3,000
1,500
0
98 99 00 01 02

Earnings and return


MSEK
%
900
30
750
25
600
20
450
15
300
10
150
5
0
0
98 99 00 01 02
Return on capital employed, %
Operating profit, MSEK

Revenue split


North America 18%
South America 8%
Europe 41%
Africa/Middle East 14%
Asia/Australia 19%

Consolidated Income Statement

Amounts in MSEK		2002	2001
Revenues	Note 1	47,562	51,139
Cost of goods sold		–32,803	–35,134
Gross profit		14,759	16,005
Cost of marketing, administration, research and development	Note 3	–9,059	–9,092
Goodwill amortization	Note 4, 11	–650	–713
Goodwill impairment	Note 11	–6,950	-
Other income and expenses from operations	Note 5	211	–70
Operating loss/profit		–1,689	6,130
Financial income and expenses	Note 6	–780	–1,430
Loss/profit after financial items		–2,469	4,700
Taxes	Note 8	–1,361	–1,622
Minority interest	Note 9	–59	–11
Loss/profit for the year		–3,889	3,067
Loss/earnings per share, SEK	Note 10	–18.55	14.63

Consolidated Balance Sheet

Amounts in MSEK			Dec. 31, 2002		Dec. 31, 2001	
Assets						
Fixed assets	Intangible assets	Note 11	12,956		22,600	
	Tangible assets					
	Rental equipment	Note 12	11,294		14,935	
	Other tangible assets	Note 12	4,447		5,258	
	Financial assets	Note 13	2,279	30,976	2,629	45,422
Current assets	Inventories	Note 15	5,782		5,987	
	Current receivables	Note 16	10,554		11,605	
	Investments	Note 17	277		313	
	Cash and bank	Note 17	1,079	17,692	1,030	18,935
Total assets			48,668		64,357	
Shareholders' equity and liabilities						
Shareholders' equity	**Restricted equity**	Note 18				
	Share capital		1,048		1,048	
	Restricted reserves		9,783		11,512	
	Non-restricted equity	Note 18				
	Retained earnings		13,252		11,941	
	Loss/profit for the year		–3,889	20,194	3,067	27,568
Minority interest		Note 9		160		221
Provisions	**Interest-bearing provisions**					
	Pensions and similar commitments	Note 20	1,778		1,736	
	Non-interest-bearing provisions					
	Deferred taxes	Note 21	3,466		3,942	
	Other provisions	Note 22	1,235	6,479	1,053	6,731
Long-term liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 23	10,822		11,594	
	Non-interest-bearing liabilities					
	Other liabilities		202	11,024	211	11,805
Current liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 24	2,450		8,091	
	Non-interest-bearing liabilities					
	Operating liabilities	Note 25	8,361	10,811	9,941	18,032
Total shareholders' equity and liabilities				48,668		64,357
Assets pledged		Note 26		6		54
Contingent liabilities		Note 26		1,797		1,953

Cash Flow Statement

Amounts in MSEK		Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Operations					
Operating loss/profit		–1,689	6,130	–143	–95
Depreciation and amortization		3,956	4,556	3	3
Goodwill impairment		6,950	-		
Capital gain/loss and other non-cash items		–447	–511	–2	–8
Operating cash surplus		8,770	10,175	–142	–100
Net financial income/expense		–782	–1,433	2,232	2,108
Dividends from associated companies		2	9	-	7
Cash flow from equity hedge/other items		187	–439		
Taxes paid		–1,255	–1,541	–438	–327
Cash flow before change in working capital		6,922	6,771	1,652	1,688
Change in					
Inventories		–57	369		
Operating receivables		289	535	–526	–325
Operating liabilities		145	–519	–1,174	294
Change in working capital		377	385	–1,700	–31
Cash flow from operations		7,299	7,156	–48	1,657
Investments					
Investments in tangible fixed assets	Note B	–3,109	–3,702	–4	–2
Sale of tangible fixed assets	Note B	1,758	2,354	-	-
Investments in intangible assets		–312	–7		
Acquisition of subsidiaries	Note C	–706	–300	–105	–13
Divestment of subsidiaries	Note C	–6	-	-	-
Other investments, net		–37	–57	3	–6
Cash flow from investments		–2,412	–1,712	–106	–21
Financing					
Dividends paid		–1,165	–1,125	–1,153	–1,100
Change in interest-bearing liabilities		–3,568	–4,280	1,335	–549
Cash flow from financing		–4,733	–5,405	182	–1,649
Cash flow after financing		154	39	28	–13
Liquid funds					
Liquid funds at beginning of year		1,343	1,237	9	22
Cash flow after financing		154	39	28	–13
Exchange-rate difference in liquid funds		-141	67		
Liquid funds at year end		1,356	1,343	37	9

Notes to Atlas Copco Group Cash Flow Statement

MSEK unless otherwise noted

Net cash flow

		2002	Group 2001
Cash flow from operations		7,299	7,156
Cash flow from investments excl. company acquisitions/divestments		–1,700	–1,412
Cash flow from operations before financing		5,599	5,744
Company acquisitions/divestments	Note C	–712	–300
Dividends paid		–1,165	–1,125
Net cash flow	Note A	3,722	4,319

Five year summary of cash flow statements 1998–2002	
Operating cash surplus after tax	28,760
of which depreciation added back	*16,986*
Change in working capital	–177
Cash flow from operations	28,583
Investments in tangible fixed assets	–19,141
Sale of tangible fixed assets	8,189
Company acquisitions/divestments	–16,151
Other investments, net	–450
Cash flow from investments	–27,553
Dividends paid	–4,916
New issue of shares	4,125
Net cash flow	239

Cash flow and investments


MSEK
15,000
12,000
9,000
6,000
3,000
0
98
99
00
01
02
Operating cash surplus
Investments

Net indebtedness


MSEK
5,000
0
–5,000
–10,000
–15,000
–20,000
–25,000
98
99
00
01
02
Net indebtedness
Net indebtedness excl. provision for pensions

A Net indebtedness

	1998	1999	2000	2001	2002
Net indebtedness, Jan. 1	–10,214	–10,052	–19,325	–22,270	–20,078
Net cash flow	489	–8,188	–103	4,319	3,722
Currency translation effects	–327	–1,085	–2,842	–2,127	2,662
Net from operations	162	–9,273	–2,945	2,192	6,384
Net indebtedness, Dec. 31	–10,052	–19,325	–22,270	–20,078	–13,694
Provision for pensions	1,940	1,450	1,521	1,736	1,778
Net indebtedness excluding provision for pensions, Dec. 31	–8,112	–17,875	–20,749	–18,342	–11,916

B Investments in/sales of fixed assets

	2002	2001
Investments in tangible fixed assets		
Rental equipment	2,144	2,751
Property and machinery	965	951
	3,109	3,702
Sale of tangible fixed assets		
Rental equipment	1,402	2,145
Property and machinery	356	209
	1,758	2,354

C Company acquisitions/divestments

The fair value of assets and liabilities from companies acquired/divested during the year:

	Acquisitions		Divestments	
	2002	2001	2002	2001
Fixed assets	715	240	–10	
Inventories	214	78	–12	
Receivables	194	33	–27	
Liquid funds	21	14	–82	
Interest-bearing liabilities	–150	–69	1	
Other liabilities and provisions	–417	–51	90	–3
Capital gain/loss			–35	3
Purchase price	577	245	–75	-
Liquid funds in acquired/divested companies	–21	–14	82	
Interest-bearing liabilities in acquired/divested companies	150	69	–1	
	706	300	6	-

Interest-bearing liabilities in acquired/divested companies are included in the cash flow statement under Change in interest-bearing liabilities.

Parent Company Income Statement and Balance Sheet

Income Statement

Amounts in MSEK		2002	2001
Cost of administration, research and development	Note 3	–208	–161
Other income and expenses from operations	Note 5	65	66
Operating loss		–143	–95
Financial income and expenses	Note 6	1,508	2,109
Profit after financial items		1,365	2,014
Appropriations	Note 7	–113	–97
Profit before taxes		1,252	1,917
Taxes	Note 8	–353	–328
Profit for the year		899	1,589

Balance Sheet

Amounts in MSEK			Dec. 31, 2002		Dec. 31, 2001	
Assets						
Fixed assets	Tangible assets	Note 12	14		13	
	Financial assets	Note 13	14,033	14,047	17,201	17,214
Current assets	Current receivables	Note 16	15,594		21,148	
	Investments	Note 17	-		5	
	Cash and bank	Note 17	37	15,631	4	21,157
Total assets				29,678		38,371
Shareholders' equity and liabilities						
Restricted equity	Share capital	Note 18	1,048		1,048	
	Share premium reserve		3,994		3,994	
	Legal reserve		1,737		1,737	
Non-restricted equity	Retained earnings	Note 18	3,902		3,604	
	Profit for the year		899	11,580	1,589	11,972
Untaxed reserves		Note 19		1,652		1,539
Provisions	Pensions and similar commitments	Note 20	38		37	
	Other provisions	Note 22	138	176	1	38
Long-term liabilities	Interest-bearing liabilities	Note 23	10,686		11,523	
	Non interest-bearing liabilities		46	10,732	-	11,523
Current liabilities	Interest-bearing liabilities	Note 24	5,170		11,697	
	Operating liabilities	Note 25	368	5,538	1,602	13,299
Total shareholders' equity and liabilities				29,678		38,371
Assets pledged				-		-
Contingent liabilities		Note 26		261		284

Five Years in Summary

Atlas Copco Group

MSEK unless otherwise noted	1998	1999	2000	2001	2002	2002 *
Operating profit/loss	4,345	4,470	6,392	6,130	–1,689	5,261
Operating profit margin, %	12.9	12.3	13.7	12.0	–3.6	11.1
Profit/loss after financial items	3,637	3,412	4,689	4,700	–2,469	4,481
Profit margin, %	10.8	9.4	10.1	9.2	–5.2	9.4
Profit/loss for the year	2,283	2,247	2,924	3,067	–3, 889	2,909
Return on capital employed, %	17.2	14.1	14.5	12.6	–3.2	12.3
Return on equity, %	16.1	13.6	13.2	11.7	–16.2	10.9
Equity/assets ratio, %	41.6	39.3	39.2	43.2	41.8	48.2
Equity per share, SEK	81	101	115	133	97	126
Earnings/loss per share, SEK	11.96	11.50	13.95	14.63	–18.55	13.88
Dividend per share, SEK	4.32	4.75	5.25	5.50	5.75 **	5.75**
Orders received	32,979	36,534	46,628	50,916	47,946	47,946
Revenues	33,740	36,234	46,527	51,139	47,562	47,562
Change, %	12	7	28	10	–7	–7
Sales outside Sweden, %	97	97	98	98	98	98
Net interest expense	–680	–1,034	–1,660	–1,402	–722	–722
—as % of revenues	*–2.0*	*–2.9*	*–3.6*	*–2.7*	*–1.5*	*–1.5*
Interest coverage ratio	4.9	3.8	3.6	3.9	–1.3	5.1
Cash flow from operations before financing	2,149	2,413	1,276	5,744	5,599	5,599
Total assets	37,166	53,650	61,688	64,357	48,668	54,684
Capital employed	27,635	41,688	47,708	49,210	35,404	41,420
Debt/equity ratio, %	65.0	91.7	92.0	72.3	67.3	51.9
Capital turnover ratio	0.94	0.83	0.80	0.78	0.83	0.80
Investments in property and machinery	853	939	923	951	965	965
—as % of revenues	*2.5*	*2.6*	*2.0*	*1.9*	*2.0*	*2.0*
Investments in rental equipment	1,594	2,342	5,679	2,751	2,144	2,144
—as % of revenues	*4.7*	*6.5*	*12.2*	*5.4*	*4.5*	*4.5*
Average number of employees	23,857	24,249	26,392	26,201	25,787	25,787
Revenues per employee, kSEK	1,414	1,494	1,763	1,952	1,844	1,844

For definitions see page 36.

*) Excluding impact of goodwill impairment charge.

**) According to the Board of Directors' proposal.

Summary in USD

Atlas Copco Group

Amounts in MUSD unless otherwise noted	1998	1999	2000	2001	2002	2002*
Operating profit/loss	494	509	727	697	–192	599
Operating profit margin, %	12.9	12.3	13.7	12.0	–3.6	11.1
Profit/loss after financial items	414	388	533	535	–281	510
Profit margin, %	10.8	9.4	10.1	9.2	–5.2	9.4
Profit/loss for the year	260	256	333	349	–442	331
Return on capital employed, %	17.2	14.1	14.5	12.6	–3.2	12.3
Return on equity, %	16.1	13.6	13.2	11.7	–16.2	10.9
Equity/assets ratio, %	41.6	39.3	39.2	43.2	41.8	48.2
Orders received	3,752	4,156	5,305	5,792	5,455	5,455
Revenues	3,838	4,122	5,293	5,818	5,411	5,411
Change, %	12	7	28	10	–7	–7
Sales outside Sweden, %	97	97	98	98	98	98
Net interest expense	–77	–118	–189	–159	–82	–82
—as % of revenues	*–2.0*	*–2.9*	*–3.6*	*–2.7*	*–1.5*	*–1.5*
Interest coverage ratio	4.9	3.8	3.6	3.9	–1.3	5.1
Cash flow from operations before financing	244	275	145	653	637	637
Total assets	4,228	6,104	7,018	7,322	5,537	6,221
Capital employed	3,144	4,743	5,428	5,598	4,028	4,712
Debt/equity ratio, %	65.0	91.7	92.0	72.3	67.3	51.9
Capital turnover ratio	0.94	0.83	0.80	0.78	0.83	0.80
Investments in property and machinery	97	107	105	108	110	110
—as % of revenues	*2.5*	*2.6*	*2.0*	*1.9*	*2.0*	*2.0*
Investments in rental equipment	181	266	646	313	244	244
—as % of revenues	*4.7*	*6.5*	*12.2*	*5.4*	*4.5*	*4.5*
Average number of employees	23,857	24,249	26,392	26,201	25,787	25,787
Revenues per employee, kUSD	161	170	201	222	210	210

Per share data, USD unless otherwise noted	1998	1999	2000	2001	2002	2002*
Earnings/loss	1.36	1.31	1.59	1.66	–2.11	1.58
Dividend	0.49	0.54	0.60	0.63	0.65**	0.65**
Dividend as % of earnings	36.2	41.3	37.6	37.6	neg	41.4
Offer price, Dec. 31, A share	19.45	28.67	23.55	26.73	19.34	19.34
Offer price, Dec. 31, B share	19.23	28.44	22.53	25.03	17.63	17.63
Highest price quoted, A share	28.10	29.58	29.58	28.44	29.92	29.92
Lowest price quoted, A share	16.04	17.06	17.86	18.54	15.70	15.70
Average price quoted, A share	22.41	24.35	22.87	24.12	24.23	24.23
Equity	9.22	11.49	13.08	15.13	11.04	14.33
Dividend yield, %	2.2	2.2	2.6	2.6	2.7	2.7
Price/earnings	16.5	18.6	14.4	14.5	neg	15.3
Price/sales	1.12	1.24	0.91	0.87	0.94	0.94

Exchange Rate: USD 1 = SEK 8.79.

For definitions see page 36 and 62.

*) Excluding impact of goodwill impairment charge.

**) According to the Board of Directors' proposal.

Summary in EUR

Atlas Copco Group

Amounts in MEUR unless otherwise noted	1998	1999	2000	2001	2002	2002*
Operating profit/loss	474	488	698	669	–184	574
Operating profit margin, %	12.9	12.3	13.7	12.0	–3.6	11.1
Profit/loss after financial items	397	372	512	513	–270	489
Profit margin, %	10.8	9.4	10.1	9.2	–5.2	9.4
Profit/loss for the year	249	245	319	335	–425	318
Return on capital employed, %	17.2	14.1	14.5	12.6	–3.2	12.3
Return on equity, %	16.1	13.6	13.2	11.7	–16.2	10.9
Equity/assets ratio, %	41.6	39.3	39.2	43.2	41.8	48.2
Orders received	3,600	3,988	5,090	5,559	5,234	5,234
Revenues	3,683	3,956	5,079	5,583	5,192	5,192
Change, %	12	7	28	10	–7	–7
Sales outside Sweden, %	97	97	98	98	98	98
Net interest expense	–74	–113	–181	–153	–79	–79
—as % of revenues	*–2.0*	*–2.9*	*–3.6*	*–2.7*	*–1.5*	*–1.5*
Interest coverage ratio	4.9	3.8	3.6	3.9	–1.3	5.1
Cash flow from operations before financing	235	263	139	627	611	611
Total assets	4,057	5,857	6,734	7,026	5,313	5,970
Capital employed	3,017	4,551	5,208	5,372	3,865	4,522
Debt/equity ratio, %	65.0	91.7	92.0	72.3	67.3	51.9
Capital turnover ratio	0.94	0.83	0.80	0.78	0.83	0.80
Investments in property and machinery	93	103	101	104	105	105
—as % of revenues	*2.5*	*2.6*	*2.0*	*1.9*	*2.0*	*2.0*
Investments in rental equipment	174	256	620	300	234	234
—as % of revenues	*4.7*	*6.5*	*12.2*	*5.4*	*4.5*	*4.5*
Average number of employees	23,857	24,249	26,392	26,201	25,787	25,787
Revenues per employee, kEUR	154	163	192	213	201	201

Per share data, EUR unless otherwise noted	1998	1999	2000	2001	2002	2002*
Earnings/loss	1.31	1.26	1.52	1.60	–2.03	1.52
Dividend	0.47	0.52	0.57	0.60	0.63**	0.63**
Dividend as % of earnings	36.2	41.3	37.6	37.6	neg	41.4
Offer price, Dec. 31, A share	18.67	27.51	22.60	25.66	18.56	18.56
Offer price, Dec. 31, B share	18.45	27.29	21.62	24.02	16.92	16.92
Highest price quoted, A share	26.97	28.38	28.38	27.29	28.71	28.71
Lowest price quoted, A share	15.39	16.38	17.14	17.79	15.07	15.07
Average price quoted, A share	21.51	23.36	21.94	23.14	23.25	23.25
Equity	8.84	11.03	12.55	14.52	10.59	13.76
Dividend yield, %	2.2	2.2	2.6	2.6	2.7	2.7
Price/earnings	16.5	18.6	14.4	14.5	neg	15.3
Price/sales	1.12	1.24	0.91	0.87	0.94	0.94

Exchange Rate: EUR 1 = SEK 9.16.

For definitions see page 36 and 62.

*) Excluding impact of goodwill impairment charge.

**) According to the Board of Directors' proposal.

Quarterly Data

Revenues by business area

				2001				2002
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039	3,963	4,206
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357	3,191	2,884
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827	2,928	2,903
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784	1,952	1,864	2,018
Eliminations	–152	–131	–145	–154	–154	–70	–73	–62
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105	11,873	11,949

Earnings by business area

				2001				2002
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	738	831	829	804	657	771	768	809
—as a percentage of revenues	*18.8*	*19.8*	*19.2*	*18.1*	*17.4*	*19.1*	*19.4*	*19.2*
Rental Service excl. goodwill impairment	328	430	378	119	121	169	217	179
—goodwill impairment	-	-	-	-	-	-	*–6,950*	-
Rental Service	328	430	378	119	121	169	–6,733	179
—as a percentage of revenues	*9.0*	*10.9*	*9.2*	*3.2*	*3.6*	*5.0*	*6.8**	*6.2*
Industrial Technique	277	303	305	238	248	188	295	319
—as a percentage of revenues	*9.8*	*9.9*	*10.2*	*7.4*	*8.8*	*6.7*	*10.1*	*11.0*
Construction and Mining Technique	185	182	178	191	186	203	179	112
—as a percentage of revenues	*10.1*	*10.0*	*10.1*	*10.4*	*10.4*	*10.4*	*9.6*	*5.6*
Corporate items	–65	–54	–63	–4	–46	–27	–54	–33
Operating profit excl. goodwill impairment	1,463	1,692	1,627	1,348	1,166	1,304	1,405	1,386
—goodwill impairment	-	-	-	-	-	-	*–6,950*	-
Operating profit/loss	1,463	1,692	1,627	1,348	1,166	1,304	–5,545	1,386
—as a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*	*11.8*** *–46.7***	11.6
Financial income and expenses	–414	–382	–340	–294	–254	–230	–164	–132
Profit after financial items excl. goodwill impairment	1,049	1,310	1,287	1,054	912	1,074	1,241	1,254
—goodwill impairment	-	-	-	-	-	-	*–6,950*	-
Profit/loss after financial items	1,049	1,310	1,287	1,054	912	1,074	–5,709	1,254
—as a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*	*10.5*** *–48.1***	10.5

*) The operating margin of Rental Service including goodwill impairment charge is negative. The margin excluding impairment charge is 6.8 % for the third quarter.

**) The margins for the Group are presented excluding and including goodwill impairment charge.

Notes to the Financial Statements

MSEK unless otherwise stated

Accounting principles

The financial statements of Atlas Copco have been prepared in accordance with the Swedish Annual Accounts Act and standards, hereafter referred to as "RR", issued by the Swedish Financial Accounting Standards Council.

Change in accounting principles

The following accounting standards issued by the Swedish Financial Accounting Standards Council became effective January 1, 2002: RR 1:00 Consolidated Financial Statements and Business Combinations, RR 15 Intangible Assets, RR 16 Provisions, Contingent Liabilities and Contingent Assets, RR 17 Impairment of Assets, RR 19 Discontinuing Operations, RR 21 Borrowing Costs, and RR 23 Related Party Disclosures.

The adoption of standard RR 15 dealing with intangible assets increased operating profit by 284 for 2002 as compared to 2001 since certain development expenditures were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives of three to five years. The adoption of the other accounting principles did not have a material effect on the Group's financial position.

Consolidation

The Consolidated Income Statement and Balance Sheet of the Atlas Copco Group include all companies in which the Parent Company, directly or indirectly, holds more than 50% of the voting rights as well as those companies in which the Group in some other manner has decisive influence.

The consolidated financial statements have been prepared in accordance with the purchase method whereby assets and liabilities of acquired companies are reported at fair value at the time of acquisition. Any excess of the purchase price over the fair value is accounted for as goodwill.

Earnings of companies acquired during the year are reported in the Consolidated Income Statement from the date of acquisition. The gain or loss on companies divested during the year is calculated on the basis of the Group's reported net assets in such companies including earnings to the date of divestment.

Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Associated companies

Companies in which the Atlas Copco Group controls between 20 and 50% of the voting rights, and in which it has a substantial ownership involvement, are reported as associated companies.

Holdings in associated companies are reported in the Consolidated Income Statement and Balance Sheet in accordance with the equity method.

Atlas Copco's share of income after net financial items in associated companies is reported in the Income Statement, under the heading Other income and expenses from operations. Atlas Copco's portion of taxes in associated companies is reported in the consolidated tax expense.

The related acquisition costs are reported under financial assets in the Balance Sheet, after adjustments for shares of income, less dividend received. Undistributed income in these companies is reported among restricted reserves in consolidated shareholders' equity.

Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Receivables and liabilities denominated in foreign currencies are translated using the foreign exchange rate at the balance sheet date. In appropriate cases, hedged receivables and liabilities are valued at the underlying forward rate.

When a loan in a foreign currency has been converted to a different currency through the use of a swap agreement, the loan is valued at the year-end exchange rate for the swapped currency.

Exchange rates for major currencies used in the year-end accounts are shown on page 53.

Translation of accounts of foreign subsidiaries

Atlas Copco applies the current-rate method in translating the accounts of foreign subsidiaries, in accordance with the standards of RR. In applying this method, the subsidiaries are primarily reported as independent units with operations conducted in foreign currencies and in which the Parent Company has a net investment. The exceptions to this approach are those subsidiaries, which are located in high-inflation countries, and those referred to as integrated companies. The accounts of such subsidiaries are translated according to the monetary method.

In accordance with the current-rate method, all assets and liabilities in the balance sheets of subsidiaries are translated at year-end rates, and all items in the income statements at the average exchange rate for the year. Translation differences that arise are reported directly as a component of shareholders' equity and are not included in current earnings. When divesting of subsidiaries considered to be independent, the accumulated translation differences less the effects of hedges of the net investment are recognized in the capital gain or loss.

For those subsidiaries' financial statements that are translated in accordance with the monetary method, all non-monetary items such as real estate (land and buildings), machinery and equipment, inventories and shareholders' equity are translated at the acquisition date exchange rates. Monetary items are translated at year-end rates. The income statement has been translated at the average rate for the year except for cost of goods sold and depreciation, which have been translated at the historical rate. Differences arising from the translation of the accounts for these companies have been included in the Income Statement.

Goodwill

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortization and impairment losses.

Goodwill is normally amortized over 10 years, while goodwill arising from strategic acquisitions is amortized over a period of 20–40 years.

Goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge is expensed in current earnings as incurred.

Effective January 1, 2002, Atlas Copco adopted the Swedish accounting standard RR 15, Intangible Assets. Under this standard, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products or processes, is capitalized if the product or process is technically or commercially feasible. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Tangible assets

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Rental equipment

The rental fleet includes a broad selection of equipment ranging from small items such as pumps, generators and electric hand tools to larger equipment such as air compressors, dirt equipment, aerial manlifts, skid-steer loaders, and backhoes.

Rental equipment is recorded at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is one to twelve years. Rental equipment is depreciated to a salvage value of 0–10% of cost. Ordinary repair and maintenance costs are included in current operations as incurred.

Depreciation and amortization

Depreciation and amortization is calculated based on the original cost using the straight-line method over the estimated useful life of the asset.

The following economic lives are used for depreciation and amortization:

	Years
Goodwill and other intangible assets	
strategic acquisitions	21–40
other acquisitions	5–20
product development	3–5
Buildings	25–50
Machinery, technical plant and equipment	3–10
Vehicles	4–5
Computer hardware and software	3–4
Rental equipment	1–12

Impairment

The carrying amount of the Group's assets excluding inventories and deferred taxes are reviewed regularly to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized whenever the carrying amount of the asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Leasing

Leases are classified in the consolidated financial statement as either finance leases or operating leases. A finance lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits associated with ownership. If this is not the case, the lease is accounted for as an operating lease. Accounting for finance leases implies that the fixed asset in question is reported as an asset in the balance sheet and that a corresponding liability is recorded. Fixed assets under financial leases are depreciated over their estimated useful lives, while the lease payments are reported as interest and amortization of the lease liability. An operating lease implies that there is no asset or liability to report in the Balance Sheet. In the Income Statement, the costs of operating leases are distributed over the term of the lease.

Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price less the estimated costs of completion and selling expenses. Inventories are based on the first-in first-out principle and include the costs in acquiring them and bringing them to the existing location and condition. Manufactured inventories and work in progress include an appropriate share of overheads. Inventories are reported net of deductions for obsolescence and internal profits arising in connection with deliveries from the production companies to the sales companies.

Financial investments and cash and bank

Financial and other investments that are to be held to maturity are valued at amortized cost. Investments intended for trading are valued at the lower of cost or market.

Cash and bank include cash balances and short term highly liquid investments that are readily convertible to known amounts of cash.

Provisions including warranties

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision for warranties is charged as cost of goods sold at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

Employee benefits

Obligations for contribution to defined contribution plans are recognized as an expense in the income statement as incurred. The Group also has a number of defined benefit plans related to pensions and post-retirement health care benefits, which are reported in accordance with the accounting principles for the respective country.

In connection with the employee option and Share Appreciation Right (SAR) programs, Atlas Copco has entered into an agreement with a bank. The agreement hedges the risk of increases in the share price but requires Atlas Copco to reimburse the bank in case the share price is less than the acquisition cost at the end of the option program. The effects of the declines in the price of Atlas Copco shares are recorded as a provision with a corresponding amount being recorded directly to equity. All other costs for the employee option/SAR programs are included in current earnings.

Revenue Recognition

Goods sold and services rendered

Revenue from sale of goods is recognized when delivery has occurred and the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services is recognized in current earnings in proportion to the stage of completion of the transaction at the balance sheet dates providing that a reliable profit estimate can be made.

Rental operations

Revenues are derived and recognized from the rental of equipment on a daily, weekly or monthly basis, as well as from sales of parts, supplies, and new and used equipment. Customers vary widely by location and consist of the following general categories: industrial, construction, government and homeowners.

Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred regardless of how the borrowings are applied.

Derivative instruments

Provisions are recorded for unrealized losses to the extent these exceed unrealized gains when valuing outstanding forward contracts, options and swaps. Unrealized gains that exceed unrealized losses are not recognized as income.

Hedging

The Group enters into commercial flow hedges whereby forward exchange contracts are used to hedge certain future transactions based on forecasted volume. Unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Current policy stipulates that derivative contracts such as forwards, swaps and options shall not be used for hedging of net assets in foreign subsidiaries, since derivative contracts give rise to cash flow risks at rollover dates.

Taxes

Income taxes include both current and deferred taxes in the

consolidated accounts. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year. The calculation of deferred taxes is based on the differences between the values reported in the balance sheet and their respective values for taxation. Deferred taxes are recorded on these temporary differences. The liability method is applied in the calculation of deferred taxes including the use of the enacted tax rate for the individual tax jurisdiction. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Taxes—Parent Company

In accordance with the Swedish Accounting Standard RR 9, deferred taxes have been recorded on temporary differences between the values reported on the balance sheet and those reported for taxation. Also in accordance with this standard, allocations to untaxed reserves continue to be reported on a gross basis in the parent company accounts. In the consolidation, these reserves are allocated to deferred taxes and restricted equity with changes in the reserves being recorded as deferred taxes in current earnings.

Acquisitions and divestments

The following table summarizes the significant acquisitions and divestments during the years 2001 and 2002:

Date	Acquisitions	Divestments	Business area	Revenues*	Number of employees*
2002 Aug. 22		Revathi Equipment	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik**		Construction and Mining Technique	600	420
2002 April 18	Liuzhou Tech Machinery Co		Compressor Technique	100	190
2002 April 17	MAI-Ankertechnik		Construction and Mining Technique	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction and Mining Technique	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

*) Annual revenues and number of employees at time of acquisition/divestment.
**) Name changed to Atlas Copco Construction Tools GmbH.

The Group acquired 100 % of the voting shares for the acquisitions listed above and were accounted for using the purchase method of consolidation.

Definitions

Operating profit margin
Operating profit as a percentage of revenues.

Profit margin
Profit after financial items as a percentage of revenues.

Capital employed
Total assets less non-interest-bearing liabilities/provisions.

In calculating capital employed in the business areas, in contrast to the calculation for the Group, deferred tax liabilities are not deducted. Capital employed reported by business area includes an allocation of the total Group cash and financial investments in proportion to average capital employed.

Return on capital employed (ROCE)
Profit after financial items plus interest paid and foreign exchange differences as a percentage of average capital employed.

Return on equity
Profit after financial items less taxes and minority interest as a percentage of average shareholders' equity.

Equity/assets ratio
Shareholders' equity and minority interest, as a percentage of total assets.

Capital turnover ratio
Revenues divided by average total assets.

Net indebtedness
Interest-bearing liabilities/provisions less liquid funds.

Debt/equity ratio
Net indebtedness in relation to shareholders' equity, including minority interest.

Operating cash flow
Cash flow from operations and cash flow from investments, excluding company acquisitions/divestments.

Net cash flow
Change in net indebtedness excluding currency exchange-rate effects.

Interest coverage ratio
Profit after financial items plus interest paid and foreign exchange differences divided by interest paid and foreign exchange differences.

Earnings per share
Profit after financial items less taxes and minority interest, divided by the average number of shares outstanding.

Weighted average cost of capital (WACC)

$$\frac{\text{interest-bearing liabilities} \times i + \text{market capitalization} \times r}{\text{interest-bearing liabilities} + \text{market capitalization}}$$

i: The Swedish risk-free interest rate (10-year government bonds) plus 0.5 percentage points to compensate for the premium Atlas Copco pays on borrowings compared to that of the Swedish state.

r: The Swedish risk-free interest rate, plus a risk premium (5.0%).

Notes

1 Revenues by business area and market

Revenues by business area

	2002	Group 2001
Compressor Technique	15,993	16,873
Rental Service	12,829	15,469
Industrial Technique	11,481	12,126
Construction and Mining Technique	7,618	7,253
Eliminations	–359	–582
	47,562	51,139

Revenues by market

	2002	Group 2001
North America	22,750	25,942
South America	1,606	2,043
Europe	15,187	15,555
of which Sweden	*846*	*882*
of which EU	*12,404*	*12,910*
Africa/Middle East	2,294	2,269
Asia/Australia	5,725	5,330
	47,562	51,139

Group operating profit by business area is reported in the Board of Directors' Report. Revenues and operating profit per quarter are shown on page 32.

2 Employees and personnel expenses

Average number of employees

	Women	Men	2002 Total	2001 Total
Parent Company				
Sweden	26	39	65	58
Subsidiaries				
North America	1,797	7,928	9,725	10,444
South America	130	926	1,056	1,011
Europe	2,060	9,181	11,241	11,010
of which Sweden	*385*	*2,128*	*2,513*	*2,474*
of which EU	*1,866*	*8,560*	*10,426*	*10,291*
Africa/Middle East	195	760	955	807
Asia/Australia	378	2,367	2,745	2,871
Total in subsidiaries	4,560	21,162	25,722	26,143
Grand total	4,586	21,201	25,787	26,201

Salaries and other remuneration

	2002 Board & Presidents	2002 Other employees	2001 Board & Presidents	2001 Other employees
Parent Company				
Sweden	24	35	18	38
of which bonuses	*6*		*4*	
Subsidiaries				
North America	36	4,308	34	4,740
South America	10	168	14	179
Europe	119	3,993	124	3,784
of which Sweden	*11*	*828*	*12*	*781*
of which EU	*105*	*3,773*	*109*	*3,592*
Africa/Middle East	6	106	7	111
Asia/Australia	21	449	21	471
Total in subsidiaries	192	9,024	200	9,285
of which bonuses	*20*		*24*	
Grand total	216	9,059	218	9,323

	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Salaries and other remuneration	9,275	9,541	59	56
Contractual pension benefits for Board members and Presidents	14	13	1	1
Contractual pension benefits for other employees	699	713	22	17
Other social costs	1,690	1,603	20	16
Total	11,678	11,870	102	90
Capitalized pension obligations to Board members and Presidents	46	41	21	17

Note 2, to be continued.

Note 2, continued.

Remuneration and other fees for members of the Board, the President and CEO, and other members of the Group Management

Board of Directors

In 2002, the Chairman of the Board received SEK 1,000,000 and the Vice Chairman received SEK 350,000 on an annual basis. Board member Charles Long received SEK 206,250 (for nine months) plus USD 40,000 for Board Membership of Atlas Copco North America Inc. Board member Hari Shankar Singhania received SEK 68,750 (for three months) plus SEK 100,000 for Board Membership in Atlas Copco India Ltd. Other Board members not employed by the Company (Michael Treschow, Thomas Leysen, Sune Carlsson, Lennart Jeansson, Kurt Hellström and Ulla Litzén) received SEK 275,000 each on an annual basis.

President and CEO

The former President and Chief Executive Officer, Giulio Mazzalupi, who left his position June 30, 2002, received a salary for the first six months of the year of SEK 4,309,495 plus a variable compensation of SEK 3,000,000 for the year 2001 and SEK 1,450,002 for the part of the year 2002 that he was employed. In addition he has a pension from the Company of 47% of the base salary, payable from age 65. This has been funded through annual payments into pension insurances.

The present President and Chief Executive Officer, Gunnar Brock, was employed May 1, 2002, and was appointed CEO on July 1, 2002. He was paid a base salary for the period he was employed during 2002 of SEK 4,333,333. He has a variable compensation plan, which is related to the pre-tax result and can give maximum 70% of the base salary.

The Chief Executive Officer is entitled to benefits according to Atlas Copco Group Pension Policy for Swedish Executives, which is a defined contribution plan. The contribution is age related and is, for the CEO, 35% of the base salary and includes provisions for survivor's pension. He is entitled to retire at the age of 60. In addition he is entitled to a disability pension of 50% of his base salary. The cost for the disability pension in 2002 was SEK 142,000.

In addition to the above, the Chief Executive Officer has a company car, as per the policy for employees in Sweden entitled to such benefit and is entitled to membership in insurance for private medical care.

The principle for termination of the CEO's employment is that, if either party intends to terminate the contract, a notice time of six months is stipulated. The CEO is entitled to a severance pay of 12 months of base salary if the Company terminates the employment and a further 12 months if other employment is not available. If he receives income from other employment or business activity during the time that severance pay is received, it shall be reduced by income received. The basis for the severance pay is the base salary only.

Number of options granted in 2002 as well as holdings as at December 31 will be found in the summary below.

Other members of the Group Management

The Group Management, as defined by Board Decision, consists of eight positions, in addition to the CEO (four Business Area Executives and four Senior Vice Presidents).

The total of their salaries and cash remuneration amounted to SEK 21,593,719 for 2002 including their variable compensation plans, which can amount to maximum 34% of their base salaries. All Swedish members of the Group Management have a defined contribution pension plan, with contribution ranging from 25% to 35% of their base salaries, percentage varying according to age. Also the executives not based in Sweden have a defined contribution plan and one of them has in addition a defined benefit plan in his home country.

One of the executives is entitled to retire when reaching the age of 60, with an early retirement pension payable from the early retirement date to the age of 65. The amount of pension depends on when the agreement is invoked, but is maximized to 60% of the pensionable salary. As a prerequisite, maximum 20% of full time unpaid consultancy work for the company between early retirement and age of 65 is required. After age 65 this payment ceases and the pension as per the defined contribution plan takes over.

As per the rules of terminating their employment, the members of the Group Management are entitled to severance pay, if the Company terminates their employment. The amount of severance pay depends on the length of employment with the company and the age of the Executive, but is never less than 12 months base salary and never more than 24 months base salary. Any income that the Executive receives from employment or other business activity, whilst severance pay is being paid, will reduce the amount of severance pay accordingly.

In addition to the above, each member of the Group Management is entitled to company car as per the car policy in place for employees in Sweden and membership in insurance for private medical care. The total premium for this insurance for the year 2002 in aggregate is SEK 38,130.

As a principle, base salary is for position and general performance whereas variable compensation is for achievement of specific results. This compensation always has a ceiling.

No member of the Group Management receives any fees for memberships of boards in companies in the Group or any other compensation for other duties that they may perform outside the immediate scope of their positions.

Number of options/SARs granted in 2002 as well as holdings as at December 31 are detailed in the following sections.

Option/SAR[1] grants and holdings for Board of Directors and Group Management

		Call options		Stock options /SARs	
Grant year	1997	1998	1999	2000	2001
Board: Number as at Jan. 1 and Dec. 31, 2002	0	0	0	0	0
CEO: Number as at Jan. 1, 2002	0	5,287	3,242	11,056	11,056
Exercised in 2002	0	–5,287	–3,242	0	0
Expired in 2002				-3,685	-7,370
Number as at Dec. 31, 2002	0	0	0	7,371	3,686
Other members of Group Management: Number as at Jan. 1, 2002	9,139	9,234	13,497	60,808	60,808
Exercised in 2002	0	0	0	–3,686	0
Number as at Dec. 31, 2002	9,139	9,234	13,497	57,122	60,808

	Holdings as at Dec. 31, 2002			
	Stock options		SARs	
Granted 2002	Number	Value[2]	Number	Value[2]
Board	0	0	0	0
CEO	22,112	1,083,488	0	0
Other members of Group Management	44,224	2,166,976	22,112	1,083,488

1) Terms for the employee options/SAR program are detailed on page 13.
2) Total estimated market value at grant date. The value has been calculated using the Black & Scholes model with interest rates prevailing at the grant date and a volatility of 35% as the significant assumptions. Since the options/SARs are non-transferable, the theoretical value of the Black & Scholes model was reduced by 30%. The value of the employee options at the grant dated has been calculated to SEK 49.

Remuneration to auditors

Audit fees and consultancy fees to auditors, for advice or assistance other than audit, were as follows:

	Group		Parent Company	
	2002	2001	2002	2001
KPMG				
Audit fee	24	11	2	1
Other	17	12	1	2
Andersen				
Audit fee	-	9	0	0
Other	-	6	1	1
Other audit firms				
Audit fee	3	2	-	-
	44	40	4	4

During 2001 the audit of the Group was performed jointly by KPMG and Andersen. For 2002, KPMG are the sole auditors of the Group, appointed for four years at the annual General Meeting 2002.

Activities of the Board of Directors of Atlas Copco AB during the year 2002

The Board of Directors of the Company had ten members, one of which is the President and Chief Executive Officer, elected by the Annual General Meeting and three members, with three personal deputies, appointed by the unions. During 2002, there were seven board meetings, of which one was held outside Sweden and one was a per capsulam meeting. Each meeting was governed by an approved agenda. To ensure an efficient process at each meeting, the Board members received a package of written documentation prior to the meeting covering agenda items. This ensured that matters raised were supported by such sufficient and relevant information as was required to form a basis for a decision. Members of the Executive Group Management were regularly present at the Board meetings. In between meetings, there were regular contacts between the Chairman and the President. Each Board member received a written update from the President on major events and business development in those months when there was no Board meeting.

To ensure that decisions on major matters would not be unduly delayed, the Board can appoint smaller committees among its members to follow up and make proposals to the Board regarding such matters. Such committees during the year acted in the areas of Company President succession and selection of auditors. The remuneration committee, which was appointed in 1999, also met during the year.

The following process applied regarding the nomination of the Board members who will be proposed by a group of major shareholders for election at the Annual General Meeting in 2003; in December 2002, the Chairman made an assessment of the work of the Board and its members during the year. He then met with representatives of Investor AB, Robur Fonder, Handelsbanken Fonder and Alecta and presented his assessment of the need of special Board competence and compared such needs with available resources in the Board.

In April, the Board adopted a revised version of its Rules of Procedure and Written Instructions.

The Company's external auditors reported their observations from the annual audit in person and presented their views on the quality of internal control in the Group at the February 2003 Board meeting and also participated in the October 2002 Board meeting, when impairment test was discussed.

Remuneration Committee

The Board of Atlas Copco AB established a remuneration committee in 1999 consisting of the Chairman, Vice Chairman and Michael Treschow.

The committee analyses and proposes for approval by the Board, the base salary, variable compensation, pension benefits and participation in option plans for the CEO and the members of the Group Management.

Audit Committee

In December, the Board of Directors appointed an Audit Committee with Anders Scharp, Ulla Litzén, and Thomas Leysen as members. The committee will act as a qualified advisory body to the Board of Directors regarding auditor selection and review of the audit process.

3 Cost of marketing, administration, research and development

	Group		Parent Company	
	2002	2001	2002	2001
Marketing costs	4,980	4,894	-	-
Administrative costs	3,179	3,091	206	161
Research and development costs	900	1,107	2	-
	9,059	9,092	208	161

4 Amortization and depreciation

	Group		Parent Company	
	2002	2001	2002	2001
Goodwill	650	713	-	-
Product development and software	25	7	-	-
Patents, etc.	5	5	-	-
Buildings	145	125	-	-
Machinery and other technical plant	553	567	-	-
Equipment, etc.	245	265	3	3
Rental equipment	2,333	2,874	-	-
	3,956	4,556	3	3

Amortization of intangible assets excluding goodwill are recognized in the following line items in the income statement:

	Group	
	2002	2001
Cost of goods sold	3	2
Marketing costs	4	3
Administrative costs	5	3
Development costs	18	4
	30	12

5 Other income and expenses from operations

	Group		Parent Company	
	2002	2001	2002	2001
Items affecting comparability	–116	–260	-	-
Other operating income	329	201	69	67
Other operating expenses	–2	–11	–4	–1
	211	–70	65	66

For 2002, items affecting comparability are comprised of restructuring costs of 68 in the Construction and Mining Technique Business Area and 48 in the Industrial Technique Business Area.

For 2001, items affecting comparability include restructuring costs of 160 in the Rental Service Business Area, and costs of 100 for consolidation of production in Milwaukee Electric Tool in the Industrial Technique Business Area.

Other operating income includes profits from insurance operations, capital gains on the sale of fixed assets totaling 137 (50), commissions received of 27 (25), capital gain on sale of companies 28 (11) and exchange-rate gains attributable to operations of 69 (3).

Other operating income for the Parent Company includes commissions received totaling 55 (62).

6 Financial income and expenses

	Group		Parent Company	
	2002	2001	2002	2001
Profit from shares in Group companies				
Dividends received			703	734
Group contributions			1,060	951
Write-downs			–724	-
			1,039	1,685
Profit from shares and participations in associated companies				
Dividends received			-	7
Write-downs			-	–8
			-	–1
Profit from financial fixed assets				
Dividends received	2	2	-	-
Interest income				
Group companies			370	718
Others	14	14	-	-
Capital gains	2	3	2	2
	18	19	372	720
Other interest income				
Interest income				
Group companies			810	1,214
Others	293	145	259	104
	293	145	1,069	1,318
Interest and similar expenses				
Interest expense				
Group companies			–96	–185
Others	–1,029	–1,561	–862	–1,457
Foreign exchange differences	–62	–33	–14	29
	–1,091	–1,594	–972	–1,613
Financial income and expenses	–780	–1,430	1,508	2,109

The interest portion of provision for pensions is not charged against operating income but is shown as interest expense for both Swedish and foreign companies. The amount is based on the average of the opening and closing pension provisions. For Swedish companies, interest has been calculated at 6.3% (3.7). The interest portion for 2002 amounted to 81 (64), of which Swedish companies accounted for 7 (3). In the Parent Company, the corresponding amount was 2 (1).

7 Appropriations—Parent Company

Tax legislation in Sweden and in certain other countries allows companies to retain untaxed earnings through tax-deductible allocations to untaxed reserves. By utilizing these regulations, companies can appropriate and retain earnings within the business without being taxed. The untaxed reserves created in this manner cannot be distributed as dividends.

The untaxed reserves are subject to tax only when they are utilized. If the company reports a loss, certain untaxed reserves can be utilized to cover the loss without being taxed.

	Parent Company	
	2002	2001
Appropriation to tax allocation reserve, net	–155	–139
Dissolution of foreign exchange reserve	42	42
	–113	–97

If the Parent Company reported deferred tax on appropriations as reported in the consolidated accounts, deferred tax expense would have amounted to –32 (–27).

8 Taxes

		Group	Parent Company	
	2002	2001	2002	2001
Current taxes				
Sweden	–353	–379	–353	–327
Other countries	–902	–1,162		
Deferred taxes	–103	–79	0	–1
Taxes in associated companies	–3	–2		
	–1,361	–1,622	–353	–328

The following is a reconciliation of the companies' weighted average tax based on the national tax for the country as compared to the actual tax charge:

		Group
	2002	2001
Loss/profit after financial items	–2,469	4,700
Weighted average tax based on national rates	1,237	–1,576
—In %	*50.1*	*33.5*
Tax effect of:		
Goodwill amortization/impairment	–2,660	–228
Non-deductible expenses	–149	–85
Withholding tax on dividends	–24	–30
Tax-exempt income	243	251
Adjustments from prior years	–54	69
Effects of tax losses/credits utilized	18	26
Change in tax rate	41	1
Tax losses not available for utilization	–2	–40
Other items	–11	–10
	–1,361	–1,622
—In %	*–55.1*	*34.5*

Excluding the goodwill impairment charge, the weighted average tax rate based on national rates was 33.7% and the effective tax rate was 33.8%.

The Group's total tax expense, compared to Swedish corporate tax rate, is affected by its strong position in countries with higher tax rates, including Belgium, France, Germany, and the United States. Non-deductible goodwill depreciation also has an adverse effect on the tax ratio.

The tax adjustments in prior years includes current taxes of –1 (–4).

The Swedish corporate tax rate is 28%. The Parent Company's effective tax rate of 28.1% (17.1) is primarily affected by non-taxable dividends from subsidiaries that was offset in 2002 by non-deductible write down of shares in subsidiaries.

See Note 21 for additional information.

9 Minority interest in subsidiaries' equity and earnings

Minority interest in profit after financial items amounted to 84 (16).

The income statement reports minority shares in the Group's profit after tax of 59 (11). These minority interests relate primarily to Atlas Copco India, Atlas Copco Malaysia and subsidiaries in China. The subsidiary of Chicago Pneumatic was divested during the year.

	Group
Minority interest, Jan. 1	221
Minority acquired	–2
Minority sold	–74
Dividends	–12
Translation differences	–32
Profit for the year	59
Minority interest, Dec. 31	160

10 Earnings per share

	2002	2001
Loss/profit for the year	–3,889	3,067
Average number of shares	209,602,184	209,602,184
Loss/earnings per share, SEK	–18.55	14.63

Earning per share excluding impairment charge of goodwill was SEK 13.88.

Shares, which may be issued under the share value based incentive programs, will not result in any dilution of earnings per share. The Group has entered into share swap agreements with a third party whereby any shares provided to management at the exercise of the option will be made from shares already outstanding.

11 Intangible assets

	Goodwill	Product development and software	Patents, etc.	Total
Accumulated cost				
Opening balance, Jan. 1	26,141	84	89	26,314
Investments	-	312	1	313
Acquisition of subsidiaries	596	7	-	603
Divestment and disposal	–17	–15	–2	–34
Reclassified items		2	–2	-
Translation differences for the year	–4,268	–8	–3	–4,279
Closing balance, Dec. 31	22,452	382	83	22,917
Accumulated amortization				
Opening balance, Jan. 1	3,616	75	23	3,714
Amortization for the year	650	25	5	680
Divestment and disposal	–17	–15	–1	–33
Reclassified items		2	–2	-
Translation differences for the year	–551	–4	1	–554
Closing balance, Dec. 31	3,698	83	26	3,807
Accumulated impairment charge				
Opening balance, Jan. 1	-			-
Impairment charge	6,950			6,950
Translation differences for the year	–796			–796
Closing balance, Dec. 31	6,154			6,154
Residual value, Dec. 31	12,600	299	57	12,956
Residual value, Jan. 1	22,525	9	66	22,600

Impairment charge

Non-residential building activity in the United States has decreased significantly since 2000. The resulting lower demand and excess supply in the rental equipment industry caused the Group to assess the recoverable amount of the goodwill relating to the Rental Service operations in North America. Based on this assessment goodwill was written down by 6,950, representing 43% of the net carrying amount. The estimates of the recoverable amount were based on value in use, calculated using five-year forecasted cash flows based on management's detailed assumptions for the rental operations. It also includes cash flows for the remaining useful life using a steady rate of growth. A pre-tax discount rate of 10.8 % was used to determine the recoverable amount.

Amortization

Atlas Copco's strategic acquisitions involve three large American companies with operations and sales almost exclusively in the United States. These companies generate large operating cash flows and derive ongoing operating benefits from strong brand names and extensive customer lists. These factors are strong indicators of an estimated useful life longer than 20 years.

Analysts and other users of financial statements have noted that intangible assets including goodwill are an increasingly important economic resource for many entities and are an increasing proportion of the assets acquired in many transactions and the setters of accounting standards have reconsidered the accounting for such assets. For instance in June 2001, the United States Financial Accounting Standards Board issued SFAS 142, Goodwill and Other Intangible Assets, which became effective January 1, 2002. This Statement does not presume that those assets are wasting assets. Instead, goodwill and intangible assets that have indefinite useful lives are not amortized but rather tested at least annually for impairment.

In December 2002, the International Accounting Standards Board (IASB) issued an exposure draft dealing with business combinations, which proposes that goodwill (including that which was previously recognized) is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Comments from the public and other parties regarding the exposure draft are to be received by IASB by April 4, 2003. Approval of the exposure draft and issuance of an International Financial Reporting Standard (IFRS) is expected after this. The Swedish standard would be expected to be revised in line with the revised IFRS.

Due to the significant changes in the accounting for goodwill that has happened and is foreseen to happen, Atlas Copco decided to continue to amortize the strategic US acquisitions over a period of 40 years for both for the 2001and 2002 financial statements. Given the short time before the Group will adapt the revised IFRS, this treatment offers the best comparability and continuity in the Group's financial results.

The following illustrates the effect of amortization using an estimated useful life of 20 years as compared to 40 years on current earnings, earnings per share and equity/assets ratio.

Condensed income statement 2002

Amortization period	20 years	40 years
Revenues	47,562	47,562
Goodwill impairment	–5,109	–6,950
Operating expense	–42,796	–42,301
Operating loss	–343	–1,689
—as % of revenues	–0,7	–3.6
Loss after financial items	–1,123	–2,469
—as % of revenues	–2.4	–5.2
Loss for the year	–2,543	–3,889
Loss per share, SEK	–12.13	–18.55
Equity/assets ratio, %	40.9	41.8

Amortization of goodwill was distributed as follows:

	2002	2001
Goodwill amortization over 40 years	495	573
Goodwill amortization over 20 years	101	100
Goodwill amortization within 10 years	54	40
	650	713

Amortization of goodwill and Residual value by business area

	Amortization		Residual value	
	2002	2001	2002	2001
Compressor Technique	43	37	367	353
Rental Service	407	489	8,137	17,696
Industrial Technique	157	165	3,440	4,292
Construction and Mining Technique	42	20	654	180
Corporate items	1	2	2	4
	650	713	12,600	22,525

	Accumulated cost	Accumulated amortization	Impairment	Residual value	No. of years remaining
Goodwill amortized over 40 years					
Rental Service	15,677	1,698	5,842	8,137	37
Milwaukee Electric Tool Corp.	3,868	717		3,151	33
	19,545	2,415	5,842	11,288	
Goodwill amortized over 20 years					
Desoutter Ltd.	760	520		240	8
Atlas Copco Construction Tools GmbH	418	12		406	19
Atlas Copco Wagner Inc.	357	267		90	7
Rental Service Companies	348	46	302	-	17
Chicago Pneumatic Tool Company	214	180		34	5
Atlas Copco Crépelle S.A.S.	135	39		96	15
Others	96	19		77	
	2,328	1,083	302	943	
Goodwill amortized within 10 years					
Atlas Copco MAI GmbH	94	6		88	9
Compresseurs Worthington Creyssensac S.A.S.	88	81		7	1
Ceccato Aria Compressa S.p.A.	74	39		35	5
Liuzhou Tech Machinery Co. Ltd.	51	3		48	9
Others	272	71	10	191	
	579	200	10	369	
Total	22,452	3,698	6,154	12,600	

12 Tangible assets

	Buildings and land	Machinery and equipment	New construction and advances	Total	Rental equipment
Accumulated cost					
Opening balance, Jan. 1	3,581	8,769	214	12,564	21,496
Investments	152	748	65	965	2,144
Acquisition of subsidiaries	-	128	1	129	-
Divestment of subsidiary	–5	–9		–14	-
Divestment and disposal	–243	–466		–709	–2,206
Reclassified items	–254	–89	22	–321	–236
Translation differences for the year	–306	–770	–27	–1,103	–3,527
Closing balance, Dec. 31	2,925	8,311	275	11,511	17,671
Accumulated depreciation					
Opening balance, Jan. 1	1,353	5,953		7,306	6,561
Depreciation for the year	145	798		943	2,333
Acquisition of subsidiaries	-	17		17	-
Divestment of subsidiary	–2	–7		–9	-
Divestment and disposal	–133	–357		–490	–1,113
Reclassified items	–99	–7		–106	–243
Translation differences for the year	–106	–491		–597	–1,161
Closing balance, Dec. 31	1,158	5,906		7,064	6,377
Residual value, Dec. 31	1,767	2,405	275	4,447	11,294
Residual value, Jan. 1	2,228	2,816	214	5,258	14,935
Assets owned under finance leases					
Residual value, Dec. 31	15	26		41	18
Residual value, Jan. 1	15	33		48	50

	Group		Parent Company	
	2002	2001	2002	2001
Residual value				
Buildings and land	1,767	2,228	6	6
Machinery and other technical plant	1,900	2,174	-	-
Equipment, etc.	505	642	8	7
Construction in progress and advances	275	214	-	-
Other tangible assets	4,447	5,258	14	13
Rental equipment	11,294	14,935	-	-
	15,741	20,193	14	13
Tax assessment value, buildings and land	154	163	11	9

The tax assessment values reported for the Group pertain exclusively to buildings and land in Sweden. The residual value of these is 164 (168).

The leasing costs for assets under operating leases, such as rented premises, machinery, and major computer and office equipment are reported among operating expenses and amounted to 996 (906). Future payments for non-cancelable leasing contracts amounted to 2,845 (3,292). Future payments for non-cancelable operating leasing contracts fall due as follows:

2003	779
2004–2007	1,723
2008 or later	343
Total	2,845

Parent Company	Buildings and land	Equip-ment, etc.	Total
Accumulated cost			
Opening balance, Jan. 1	7	16	23
Investments	-	4	4
Divestment and disposal	-	0	0
Closing balance, Dec. 31	7	20	27
Accumulated depreciation			
Opening balance, Jan. 1	1	9	10
Depreciation for the year	0	3	3
Divestment and disposal	-	0	0
Closing balance, Dec. 31	1	12	13
Residual value, Dec. 31	6	8	14
Residual value, Jan. 1	6	7	13

13 Financial assets

		Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Shares in Group companies	Page 50			3,983	4,551
Receivables from Group companies				9,982	12,575
Shares and participations in associated companies	Note 14	75	91	-	-
Other long-term securities		28	30	23	25
Deferred tax receivables	Note 21	1,916	2,240	7	8
Other long-term receivables		260	268	38	42
		2,279	2,629	14,033	17,201

Shares in Group companies

	Parent Company
Accumulated cost	
Opening balance, Jan. 1	4,359
Investments	159
Divestments	–3
Closing balance, Dec. 31	4,515
Accumulated write-ups	
Opening and closing balances	764
Accumulated write-downs	
Opening balance, Jan.1	–572
Write-down for the year	–724
Closing balance, Dec. 31	–1,296
Book value, Dec. 31	3,983

14 Shares and participations in associated companies

	Number of shares	Percentage of capital	Adjusted equity
Owned by Parent Company			
AVC Intressenter AB, 556506-8789, Gothenburg, Sweden	6,750,250	50	1
Owned by subsidiaries			
Atlas Copco Changchun Electric Power Tool Ltd., Changchun, China		25	0
Atlas Copco-Diethelm Ltd., Bangkok, Thailand		49	22
NEAC Compressor Service USA Inc., Franklin, PA		50	0
Pneumatic Equipment Corp, Makati City, Philippines		30	0
Shenzhen Nectar Engineering & Equipment Co. Ltd., Shenzhen, China		25	0
Toku-Hanbai KK, Fukuoka, Japan		50	52
			75

	Group	Parent Company
Accumulated capital participation/purchase cost		
Opening balance, Jan. 1	91	72
Dividends	–2	
Loss for the year	–1	
Translation differences for the year	–13	
Closing balance, Dec. 31	75	72
Accumulated write-downs		
Opening and closing balance		–72
Book value, Dec. 31	75	0

Dividends from associated companies totaled 2 (9). The Group's share in the shareholders' equity of associated companies, equaled 75 (91) at year end.

Transactions with non-consolidated affiliates

The Group sold various products and purchased goods through certain non-consolidated affiliates on terms generally similar to those prevailing with unrelated parties. The following table summarizes the Group's related party transactions with its non-consolidated affiliates:

	2002	2001
Sales	318	273
Purchases	147	177
Receivables, Dec. 31	41	60
Payables, Dec. 31	41	48

15 Inventories

	Group 2002	Group 2001
Raw materials	188	138
Work in progress	870	815
Semi-finished goods	1,542	1,626
Finished goods	3,161	3,384
Advances to suppliers	21	24
	5,782	5,987

16 Current receivables

	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Trade receivables	8,577	10,097	9	9
Receivable from Group companies			14,934	20,927
Tax receivables	283	182	17	-
Other receivables	799	811	50	16
Prepaid expenses and accrued income	895	515	584	196
	10,554	11,605	15,594	21,148

Prepaid expenses and accrued income include items such as rent, insurance premiums, and commissions.

17 Investments, cash and bank

	Group		Parent Company	
	2002	2001	2002	2001
Government bonds	277	308	-	5
Treasury discount note	-	5	-	-
Investments	277	313	-	5
Cash and bank	1,079	1,030	37	4
Total liquid funds	1,356	1,343	37	9

The Parent Company's guaranteed, but unutilized, credit lines equaled 6,150. Subsidiaries had been granted but had not utilized overdraft facilities equaling 205.

18 Shareholders' equity

Group	Share capital	Restricted reserves	Retained earnings
Opening balance, Jan. 1, 2001	1,048	10,484	12,450
Dividend to shareholders			–1,100
Transfers between restricted equity and retained earnings		1,028	–1,028
Translation differences for the year			1,619
Profit for the year			3,067
Closing balance, Dec. 31, 2001	1,048	11,512	15,008
Dividend to shareholders			–1,153
Provision for valuation of employee stock option program			–138
Transfers between restricted equity and retained earnings		–1,729	1,729
Translation differences for the year			–2,194
Loss for the year			–3,889
Closing balance, Dec. 31, 2002	1,048	9,783	9,363

Atlas Copco's share capital amounted to SEK 1,048,010,920 distributed among 209,602,184 shares, each with a par value of SEK 5.

In connection with the granting of employee stock options and SARs, the Group has entered into an agreement with a bank. The agreement hedges the risk of increases in the share price but requires Atlas Copco to reimburse the bank in case the share price is less than the acquisition cost at the end of the option program. As of December 31, 2002, the variance in the share price and the acquisition values for the 2000, 2001 and, 2002 option programs amounted to 138. The amount is included in provisions and reported directly to equity.

Group shareholders' equity has been affected by translation differences arising from the application of the current-rate method. The accumulated translation difference in equity since beginning of 1992 amounts to 1,668 (3,862).

Accumulated foreign currency translation differences	2002	2001
Opening balance, Jan. 1	3,862	2,243
Translation differences for the year	–2,201	1,765
Equity hedging	-	–135
Realized on divestment of subsidiaries	7	–11
Total translation difference for the year	–2,194	1,619
Closing balance, Dec. 31	1,668	3,862

Parent Company	Share capital	Share premium	Legal reserve	Retained earnings
Opening balance, Jan. 1, 2002	1,048	3,994	1,737	5,193
Dividend to shareholders				–1,153
Provision for valuation of employee stock option program				–138
Profit for the year				899
Closing balance, Dec. 31, 2002	1,048	3,994	1,737	4,801

The Atlas Copco Group's retained earnings are defined as follows: Parent Company's retained earnings plus the Group's share in each subsidiary's retained earnings, to the extent that they can be distributed without writing down the shares in the subsidiary.

This amount has been reduced by deducting the Group's share in the accumulated losses and other reductions of capital in subsidiaries to the extent that these amounts have not affected share values in the Parent Company's accounts.

Of the Group's retained earnings, 33 will be transferred to restricted reserves based on the proposals of the board of directors in each company.

Any evaluation of the Atlas Copco Group's retained earnings and loss for the year should take into account that a substantial portion is earned by companies outside Sweden and that in certain cases profits transferred to the Parent Company are subject to taxation or restrictions.

19 Untaxed reserves—Parent Company

The breakdown of untaxed reserves reported in the Parent Company Balance Sheet is shown below. Untaxed reserves are eliminated in the consolidated accounts as described in Accounting principles, page 36, Taxes Parent Company. Of the Parent Company's total untaxed reserves of 1,652 (1,539), deferred tax of 463 (431) is reported in the consolidated accounts.

	Parent Company	
	2002	2001
Additional tax depreciation equipment, etc.	1	1
Tax allocation reserve	1,610	1,455
Foreign exchange reserve	41	83
	1,652	1,539

Provisions have been made to the tax allocation reserve as shown below:

	2002
1997	144
1998	175
1999	154
2000	325
2001	393
2002	419
	1,610

20 Provisions for pensions and similar commitments

	Group		Parent Company	
	2002	2001	2002	2001
Swedish companies				
FPG/PRI-pensions	89	61	6	4
Other pensions	39	41	32	33
Companies outside Sweden	1,650	1,634		
	1,778	1,736	38	37

Pension liabilities and pension expenses for the year are calculated by Atlas Copco Group companies according to local rules and regulations. To the extent these rules and regulations allow irrevocable pension obligations not to be reported as costs as pension rights accrue, adjustments have been made in the consolidated accounts. A certain portion of the pension costs for the year is reported as an interest expense, Note 6.

Accordingly, the item Provision for pensions is reported among interest-bearing provisions.

The majority of the Group's pension obligations are in Sweden, Germany, the United States, and Belgium. In addition to the statutory pension fees paid to government authorities, there are also costs for supplementary pension benefits based on individual or collective agreements between employer and employee representatives.

In Sweden, salaried employees' pension plans are administered by the Pensions Registration Institute (FPG/PRI).

The amount for foreign companies includes 268 (305) for health care benefits in the United States. The Atlas Copco Group applies U.S. standards in accordance with FAS 106 (Employer's accounting for post-retirement benefits other than pensions) for medical care costs for retired employees, resulting in the present value of future health care benefits reported as a provision in the balance sheet.

21 Deferred tax assets and liabilities

The deferred tax assets and liabilities recognized in the balance sheet are attributable to the following:

			2002			2001
Group	Assets	Liabilities	Net balance	Assets	Liabilities	Net balance
Intangible fixed assets	52	87	–35	5	42	–37
Tangible fixed assets	117	2,587	–2,470	156	2,872	–2,716
Financial fixed assets	4	17	–13	20	44	–24
Inventories	199	69	130	214	82	132
Current receivables	82	12	70	110	31	79
Operating liabilities/provisions	550	45	505	573	51	522
Pensions and similar commitments	92	1	91	226	4	222
Loss/credit carry forwards	1,371	-	1,371	1,482	-	1,482
Other items	2	1,071	–1,069	30	1,239	–1,209
Valuation allowance	–130		–130	–153		–153
Deferred tax assets/liabilities	2,339	3,889	–1,550	2,663	4,365	–1,702
Netting of assets/liabilities	–423	–423	-	–423	–423	-
Net deferred tax balances	1,916	3,466	–1,550	2,240	3,942	–1,702

Other items primarily include tax deductions (tax allocation reserve etc.) which are not related to specific balance sheet items.

At December 31, 2002 the Group had tax loss carry-forwards of approximately 3,515, of which 3,249 was recognized in calculating deferred taxes. Tax losses of 422 are available to reduce tax expense in future years but have not been recognized as it is not considered probable that future taxable profit will be available from which the Group can utilize the benefits. Of the tax loss carry-forwards, approximately 90 expire within five years.

The following reconciles the net liability balance of deferred taxes at the beginning of the year to that at the end of the year:

		Group
	2002	2001
Net balance, Jan. 1	–1,702	–1,448
Acquisition of subsidiaries	–2	-
Divestment of subsidiaries	–2	-
Charges to profit of the year	–103	–79
Translation differences	259	–175
Net balance, Dec. 31	–1,550	–1,702

Changes in temporary differences during the year that are recognized in the income statement are attributable to the following:

		Group
	2002	2001
Intangible fixed assets	4	–1
Tangible fixed assets	–207	–123
Financial fixed assets	11	11
Inventories	–8	–16
Current receivables	8	–13
Operating liabilities/provisions	62	–59
Pensions and similar commitments	–114	–1
Loss/Credit carry forwards	161	182
Other items	–24	–77
Valuation allowance	4	18
Total Group	–103	–79

Deferred tax receivable in the Parent Company of 7 (8) relate to temporary differences on pension obligations.

Deferred taxes relating to temporary difference between book value and tax base of directly held shares in subsidiaries and associated companies have not been recognized. For group companies the Parent Company controls the realization of the deferred tax provisions/asset, and realization is not in the foreseeable future.

See Note 8 for additional information.

22 Other provisions

		Group	Parent Company	
	2002	2001	2002	2001
Product warranty	374	363	-	-
Other	861	690	138	1
	1,235	1,053	138	1

	Product warranty	Restructuring	Service contracts	Other	Total provisions
Opening balance, Jan. 1	363	196	116	378	1,053
During the year					
provisions made	203	187	105	350	845
provisions used	–170	–125	–103	–239	–637
provisions reversed	–13	–33	–1	–13	–60
Acquired/divested subsidiaries	17	11	-	75	103
Translation differences for the year	–26	36	3	–82	–69
Closing balance, Dec. 31	374	272	120	469	1,235

Costs of 138 associated with the hedging of the employee option programs are included in the other provisions made during the year as well as in the other year-end balances above.

23 Long-term liabilities to credit institutions

Long-term interest-bearing liabilities to credit institutions and others are as follows:

	2002	2001
Parent Company		
Bond loan MUSD 375	3,297	3,980
Bond loan MUSD 400	3,516	4,245
Promissory notes MUSD 75 (200)	659	2,123
Promissory notes MSEK	53	53
Available under "MSEK 5,000 Medium Term Note Program"		
Outstanding MSEK 2,530	2,530	2,530
Outstanding MEUR 65	596	609
Available under "MEUR 500 Medium Term Note Program"		
Outstanding MUSD 10	88	106
Less: current portion	–53	–2,123
The Parent Company's loan liabilities	10,686	11,523
Subsidiaries		
Finance leasing contracts	49	78
Other long-term loans	110	49
Less: current portion	–23	–56
Group loan liabilities	10,822	11,594

The future maturities of loan liabilities are as follows, translated at the exchange rates prevailing at December 31, 2002.

	Group	Parent Company
2003	76	53
2004	2,575	2,488
2005	27	0
2006	728	725
2007	661	660
2008 and later	6,831	6,813
	10,898	10,739

Atlas Copco has currently a long-term debt rating of A-/A3.

Group loan liabilities include liabilities under finance leasing contracts as follows:

Future minimum base payments	66
Future finance charges	–17
Present value of lease liabilities	49

Future payments will fall due as follows:

Group	
2003	21
2004–2007	17
2008 and later	11
	49

24 Current liabilities to credit institutions

	Group		Parent Company	
	2002	2001	2002	2001
Liabilities to credit institutions, etc.	2,374	5,912	1,513	5,210
Current portion of long-term liabilities	76	2,179	53	2,123
Liabilities to Group companies			3,604	4,364
Total interest-bearing liabilities	2,450	8,091	5,170	11,697

The Group's current loan liabilities to credit institutions and others are as follows:

		2002	2001
Parent Company			
Available under "MUSD 200 Euro Commercial Paper Program"			
Outstanding	MUSD (6.9)	-	74
	MEUR 29.7	273	324
Available under "MUSD 1,000 U.S. Commercial Paper Program"			
Outstanding	MUSD 118.8 (65.9)	1,044	700
Available under "MEUR 250 Treasury Note Program"			
Outstanding	MEUR (89.7)	-	841
	MUSD (39.5)	-	420
Available under "MSEK 4,000 Commercial Paper Program"		196	2,226
Available under "MSEK 5,000 Medium Term Note Program"		-	600
Other short-term loans and promissory notes		-	25
The Parent Company's loan liabilities		1,513	5,210
Subsidiaries		861	702
Group loan liabilities		2,374	5,912

The Atlas Copco Group's short-term and long-term loans are distributed among the following currencies. The table also reflects the effect of derivatives at year end.

Currency	Amount (M)	MSEK	2002, %	2001, %
USD	1,459	12,825	97	97
CAD	29	162	1	1
EUR	8	75	1	1
Others		210	1	1
		13,272	100	100

Atlas Copco AB has commercial paper programs for short-term borrowing in the United States, Sweden, and in other European countries, with a combined volume of about MUSD 1,950, corresponding to MSEK 17,100. These programs have a K1 rating in Sweden and an A2/P2/F2 rating internationally.

25 Operating liabilities

	Group		Parent Company	
	2002	2001	2002	2001
Advances from customers	376	301	-	-
Accounts payable	3,075	3,078	16	9
Notes payable	66	164	-	-
Income tax liability	376	499	-	68
Other operating liabilities	2,073	2,153	10	2
Accrued expenses and prepaid income	2,395	3,746	342	1,523
Total non-interest-bearing liabilities	8,361	9,941	368	1,602

Accrued expenses and prepaid income include items such as social costs, vacation pay liability, commissions, and accrued interest.

26 Assets pledged and contingent liabilities

	Group		Parent Company	
	2002	2001	2002	2001
Assets pledged for debts to credit institutions				
Real estate mortgages	2	9	-	-
Chattel mortgages	4	19	-	-
Receivables	-	26	-	-
	6	54	-	-
Contingent liabilities				
Notes discounted	62	58	-	-
Sureties and other contingent liabilities	1,735	1,895	261	284
	1,797	1,953	261	284

Sureties and other contingent liabilities include bank and commercial guarantees as well as performance bonds. Of the contingent liabilities reported in the Parent Company, 238 (257) relates to contingent liabilities on behalf of subsidiaries.

Shares and Participations Atlas Copco AB

December 2002

	Number of shares	Percent held[1]	Book value
Directly owned product companies			
Atlas Copco Rock Drills AB, 556077-9018, Örebro	1,000,000	100	200
Atlas Copco Craelius AB, 556041-2149, Märsta	200,000	100	20
Atlas Copco Secoroc AB, 556001-9019, Fagersta	2,325,000	100	112
Atlas Copco Construction Tools AB, 556069-7228, Nacka	60,000	100	100
Atlas Copco Tools AB, 556044-9893, Nacka	100,000	100	20
Atlas Copco MAI GmbH, Feistritz an der Drau	1	100	120
Directly owned sales companies			
Atlas Copco CMT Sweden AB, 556100-1453, Nacka	103,000	100	10
Atlas Copco Iran AB, 556155-2760, Nacka	3,500	100	0
Atlas Copco Compressor AB, 556155-2794, Nacka	60,000	100	10
Atlas Copco Ges.m.b.H., Vienna	327,027	100	13
Atlas Copco Services Middle East OMC, Bahrain	500	100	1
Atlas Copco Brasil Ltda., Sao Paulo	22,909,085	100	65
Chicago Pneumatic Emprendimentos e Participacoes Ltda, Sao Paulo		100	
Chicago Pneumatic Brasil Ltda., Sao Paulo		100	
Atlas Copco Argentina S.A.C.I., Buenos Aires	157	0/100	0
Atlas Copco Chilena S.A.C., Santiago de Chile	24,998	100	6
Atlas Copco (Cyprus) Ltd., Nicosia	99,998	100	0
Atlas Copco Kompressorteknik A/S, Copenhagen	4,000	100	2
Atlas Copco (India) Ltd., Mumbai	3,697,814	33/51	20
Atlas Copco (Ireland) Ltd., Dublin	249,999	100	37
Atlas Copco KK, Tokyo	375,001	100	23
Atlas Copco Kenya Ltd., Nairobi	14,999	100	0
Atlas Copco (Malaysia), Sdn. Bhd., Kuala Lumpur	700,000	70	2
Atlas Copco Maroc SA., Casablanca	3,852	96	1
Atlas Copco (Philippines) Inc., Paranaque	121,995	100	3
Soc. Atlas Copco de Portugal Lda., Lisbon	1	100	22
Atlas Copco (South-East Asia) Pte. Ltd., Singapore	*2,500,000*	*100*	*8*
Atlas Copco (Schweiz) AG, Studen/Biel	7,996	100	12
Atlas Copco Venezuela S.A., Caracas	37,920	100	14
Directly owned holding companies and subsidiaries			
Oy Atlas Copco Ab, Vantaa	150	100	30
Oy Atlas Copco Kompressorit Ab, Vantaa		100	
Oy Atlas Copco Louhintateknikka Ab, Vantaa		100	
Oy Atlas Copco Tools Ab, Vantaa		100	
Atlas Copco France Holding S.A., St. Ouen l'Aumône	329,993	100	192
Compresseurs Mauguière S.A.S., Offemont		100	
Atlas Copco Compresseurs S.A.S., St. Ouen l'Aumône		100	
Atlas Copco Applications Industrielles S.A.S., St. Ouen l'Aumône		100	
Atlas Copco Forage et Démolition S.A.S., St. Ouen l'Aumône		100	
ETS Georges Renault S.A.S., Nantes		100	
Compresseurs Worthington Creyssensac S.A.S., Meru		100	
Atlas Copco Crépelle S.A.S., Lille		100	
Atlas Copco Holding GmbH, Essen	1	99/100	220
Atlas Copco Energas GmbH, Cologne		100	
Atlas Copco MCT GmbH, Essen		100	
Atlas Copco Tools Central Europe GmbH, Essen		100	
Atlas Copco Kompressoren GmbH, Essen		100	
Desoutter GmbH, Maintal		*100*	
IRMER+ELZE Kompressoren GmbH, Bad Oyenhausen		100	
Atlas Copco Elektrowerkzeuge GmbH, Essen		100	
Atlas Copco Electric Tools GmbH, *Winnenden*		*100*	
Chicago Pneumatic Tool Verwaltungs GmbH, Maintal		100	
Atlas Copco ACE GmbH, Essen		100	
Atlas Copco Construction Tools GmbH, Essen		100	
AT Attachment Technologie GmbH, Essen		100	
Atlas Copco UK Holdings Ltd., Hemel Hempstead	28,623,665	100	294
Atlas Copco Compressors Ltd., Hemel Hempstead		100	
Atlas Copco Construction & Mining Ltd., Hemel Hempstead		100	
Atlas Copco Tools Ltd., Hemel Hempstead		100	
Worthington Creyssensac Air Compressors Ltd., Gravesend		100	
Atlas Copco International Holdings Ltd., Hemel Hempstead		100	
Desoutter Brothers (Holdings) PLC, Hemel Hempstead		100	
Desoutter Ltd., Hemel Hempstead		100	
Desoutter Sales Ltd., Hemel Hempstead		100	
Atlas Copco Masons Holding Ltd, Chalford		100	
Atlas Copco Masons Ltd, Chalford		100	
Atlas Copco Beheer b.v., Zwijndrecht	15,712	100	604
Atlas Copco Airpower n.v., Wilrijk		100	
Atlas Copco Coordination Center n.v., Wilrijk	1	0/100	0

	Number of shares	Percent held[1]	Book value
Atlas Copco Compressor International n.v., Wilrijk		100	
Atlas Copco A.D., Novi Belgrad		100	
Atlas Copco Makinalari Imalat A.S., Istanbul	2,548,020	11/99	0
Atlas Copco Rental Europe n.v., Rumst		100	
Atlas Copco S.A.E., Madrid		100	
Worthington Internacional Compresores S.A., Madrid		100	
Desoutter S.A., Madrid		100	
Atlas Copco Internationaal b.v., Zwijndrecht		100	
Atlas Copco Australia Pty Ltd., Blacktown		100	
Atlas Copco (NZ) Ltd., Mt Wellington		100	
Atlas Copco Belgium n.v., Overijse		100	
Atlas Copco Ecuatoriana SA, Quito		100	
Abird Holding n.v., Rotterdam		100	
Technische Handelmaatschappij ABIRD B.V., Rotterdam		100	
Grass-Air Holding B.V., Oss		100	
Grass-Air Compressoren B.V., Oss		100	
Power Tools Distribution n.v., Hoeselt	1	0/100	0
Atlas Copco Tools Europe n.v., Overijse		100	
Atlas Copco ASAP n.v., Wilrijk		100	
Tool Technics n.v., Limburg		100	
Atlas Copco Colombia Ltda., Bogota		100	
Atlas Copco Equipment Egypt S.A.E., Cairo		80	
Atlas Copco Hellas AE, Rentis		100	
Atlas Copco Mfg. Korea Co. Ltd, Seoul		100	
Atlas Copco (China) Investment Co. Ltd., Shanghai		100	
Liuzhou Tech Machinery Co. Ltd., Liuzhou City		100	
Nanjing Atlas Copco Construction Machinery Ltd, Nanjing		92	
Wuxi-Atlas Copco Compressor Co. Ltd., Wuxi		92	
Wuxi-Hobic Diamond Bit Co. Ltd., Wuxi		60	
Atlas Copco (Shanghai) Trading Co. Ltd., Shanghai		100	
Atlas Copco (China/Hong Kong) Ltd., Kowloon		100	
PT Atlas Copco Indonesia, Jakarta		100	
Atlas Copco Italia S.p.A., Milan		100	
Ceccato Aria Compressa S.p.A., Vicenza		100	
Worthington Aria Compressa S.p.A., Milan		100	
Desoutter Italiana S.r.l., Milan		100	
Inversora Capricornio S.A. de C.V., Tlalnepantla		100	
Atlas Copco Mexicana S.A. de C.V., Tlalnepantla		100	
Prime Equipment S.A. de CV, Monterrey		100	
Atlas Copco Nederland b.v., Zwijndrecht		100	
Atlas Copco Canada Inc., Dorval		100	
Atlas Copco Peruana SA, Lima		100	
Atlas Copco Boliviana SA, La Paz		100	
ZAO Atlas Copco, Moscow		100	
Atlas Copco Holdings South Africa (Pty) Ltd., Benoni		100	
Atlas Copco South Africa (Pty) Ltd., Benoni		100	
Atlas Copco Secoroc (Pty) Ltd., Springs		100	
Alliance Tools SA (Pty) Ltd., Boksburg		100	
Atlas Copco (Botswana) (Pty) Ltd., Gaborone		100	
Atlas Copco Namibia (Pty) Ltd., Windhoek		100	
Atlas Copco Taiwan Ltd., Taipei		100	
Atlas Copco Ghana Ltd., Accra		100	
Atlas Copco (Zambia) Ltd., Chingola		100	
Atlas Copco Zimbabwe (Private) Ltd., Harare		100	
Atlas Copco s.r.o, Prague		100	
AEG Electric Tools s.r.o., Prague		100	
Milwaukee Electric Tools s.r.o., Prague		100	
Atlas Copco Polska Sp. z o.o., Warsaw		100	
Atlas Copco Kompresszor Kft., Budapest		100	
Atlas Copco A/S, Langhus	2,498	100	32
Atlas Copco Kompressorteknikk A/S, Langhus		100	
Atlas Copco Anlegg- og Gruveteknikk A/S, Langhus		100	
Berema A/S, Langhus		100	
Atlas Copco Tools A/S, Langhus		100	
Atlas Copco North America Inc., Pine Brook, NJ	35,506	40/100	1,389
Atlas Copco North America Finance LLC, Pine Brook, NJ		100	
Atlas Copco Raise Boring Inc., Dover, DE		100	
Atlas Copco Construction Tools Inc., Norwalk, MA		100	
Atlas Copco Comptec Inc., Voorheesville, NY		100	
Roto-Property Inc., Wilmington, DE		100	
Atlas Copco Compressors Inc., Holyoke, MA		100	
Atlas Copco Tools & Assembly Systems Inc., Farmington Hills, MI		100	
Atlas Copco Assembly Systems Inc., Sterling Heights, MI		100	
Atlas Copco Construction Mining Technique USA Inc., Commerce City, CO		100	
Atlas Copco Wagner Inc., Portland, OR		100	
Chicago Pneumatic Tool Company, Rock Hill, SC		100	
Chicago Pneumatic International Inc. Rock Hill, SC		100	
Chicago Pneumatic Tool Co NV/SA, Brussels		100	
Chicago Pneumatic Tool Company Canada Ltd., Toronto		100	
Esstar Inc., New Haven, CT		100	
Esstar Industries Inc., New Haven, CT		100	
Milwaukee Electric Tool Corporation, Brookfield, WI		100	
Rental Service Corporation, Scottsdale, AZ		100	
Prime Equipment Company, Houston, TX		100	
Rental Service Corporation Canada, Ltd., Calgary		100	
Other directly owned subsidiaries			
Atlas Copco Construction & Mining Technique AB, 556277-9537, Nacka	700,500	100	356
Atlas Copco Customer Credit AB, 556109-9150, Nacka		100	
Atlas Copco Customer Leasing AB, 556397-7429, Nacka		100	
Industria Försäkrings AB, 516401-7930, Nacka	50,000	100	5
Atlas Copco Reinsurance SA, Luxembourg	4,999	100	8
16 dormant companies		100	32
TOTAL BOOK VALUE			**3,983**

1) Percentage of number of shares equal to percentage of votes. In cases where two figures representing percentage of ownership are presented, the first number refers to percent held by Atlas Copco AB, whereas the second number represents total percent held by the Group.

Financial Exposure

In line with its overall targets for growth, operating margin, and return on capital, the objective of Atlas Copco's financial risk policy is to minimize the financial risks to which the Group is exposed. The policy is designed to create stable conditions for the business operations of the divisions and contribute to steady growth in shareholders' equity and dividends, while protecting the interests of creditors.

Currency risk

Changes in exchange rates affect Group earnings and equity in various ways:

- Group earnings—when revenues from sales and costs for production and sourcing are denominated in different currencies (transaction risk).
- Group earnings—when earnings of foreign subsidiaries are translated into SEK (translation risk).
- Group shareholders' equity—when the net assets of foreign subsidiaries are translated into SEK (translation risk).

Transaction risk

The Group's net cash flows in foreign currency which correspond to a value of approximately MSEK 6,670 annually give rise to transaction risks. The largest surplus currencies, i.e. those in which inflows exceed outflows, and the deficit currencies, are shown in graph 1. Graph 2 gives an indication of effects on Group pre-tax earnings of one-sided variations in USD and EUR against all other currencies, if no hedging transactions had been undertaken to cover the exposure and before any impact of price adjustments and similar measures.

According to policy, each division must hedge foreign currency flows against sudden exchange rate fluctuations, but only for the period estimated necessary to adjust prices and/or costs to the new exchange rates. These periods vary among the divisions and average 3–4 months for the Group.

This hedging of currencies, for which forward contracts are normally used, is aimed at securing calculated gross margins and not maximizing them through speculation. In addition to the described general currency hedging, Group management has initiated certain currency hedging for somewhat longer periods, which currently (February 2003) have terms ending in September 2003. In this case, option strategies are used. The amount of outstanding hedges including options as at December 31, 2002, is also shown in graph 1.

Given the development of exchange rates and the Group's transaction exposure during year 2002, hedging activity had an estimated positive impact on profit after financial items (excluding goodwill impairment charges) of approximately 5%.

If all outstanding hedges of cash flows had been closed on December 31, 2002, the net pre-tax effect on Group earnings would have been a positive MSEK 68.

Translation risk

The risk policy states that the translation effect of currency changes on the Group's equity, expressed in SEK, shall be

Graph 1
Estimated Annual Transaction Exposure
(in the most important currencies)


Billions SEK
6
4
2
0
-2
-4
-6
USD
CAD
AUD
HKD
EUR
SEK
Transaction exposure
Outstanding outright contracts
Outstanding options

Graph 2
Transaction exposure
—effect of USD and EUR fluctuations before hedging


MSEK
300
200
100
0
–100
–200
–300
–5
–4
–3
–2
–1
0
1
2
3
4
5
%
USD
EUR
% change against all other currencies

reduced by matching the currency of loans with the currency of the net assets in foreign entities.

Current policy stipulates that derivative contracts such as forwards, swaps and options shall not be used for equity hedging purpose, since derivative contracts give rise to cash flow risks at roll-over dates.

The value of the net assets of foreign subsidiaries at year-end 2002 corresponded to approximately MSEK 9,800 and is shown in graph 3, by main currencies.

Graph 4 shows the approximate sensitivity to currency translation effects of Group annual earnings when the earnings of foreign subsidiaries are translated to SEK.

Interest-rate risk

Atlas Copco's net interest expense as well as its overall competitive position are affected by changes in market interest rates. The impact of a permanent change in the interest rate level on Group earnings depends on the duration of the fixed interest rate periods of loans and financial investments. The Group's earnings and competitive position are also influenced by the degree to which other cash flows from both assets and liabilities are variable or fixed and can be adjusted for changes in market interest levels.

According to the financial risk policy, the duration of the interest periods of liabilities should match as much as possible the duration of cash flows of assets in order to hedge the impact of changes in market interest rates.

In view of the current structure of assets, the average duration of the fixed interest rates of liabilities should be kept at about 6 months. In February 2003, the average interest-rate period for loans was approximately 12 months.

Derivative instruments are actively used to control interest-rate exposure, for example, by extending or reducing the average interest-rate period without replacing the underlying loan or deposit.

Funding risk

Atlas Copco's financial policy states there should always be sufficient funds in cash and committed credit facilities to cover expected requirements for the next 12 months. Furthermore, a substantial portion of the total debt shall always be long-term.

The funding risk is controlled by limiting the amount of debt maturing in any single year, as well as by always keeping the average tenor of outstanding debt above a minimum YTFM (years to final maturity). According to policy, the Group's interest-bearing debt should have a minimum average YTFM of 3 years, and a maximum of MUSD 700 of interest-bearing debt is allowed to mature in any single 365 days period (rolling basis). In February 2003, average YTFM was about 4.8 years, and the Group had committed unutilized credit facilities of MSEK 6,350.

Credit rating

Atlas Copco's long-term debt is currently rated by Standard & Poor's (A-) and Moody's (A3). Also the short-term debt is rated by S&P (A2), Moody's (P2) and Fitch (F2).

Atlas Copco Internal Bank

In the area of financing and financial risk management centralized management for an international Group like Atlas Copco provides clear and obvious advantages. The Atlas Copco Internal Bank was developed to ensure that these benefits remain in the Group, while recognizing the decentralized operating structure of the Group.


Graph 3
Net assets
in foreign currency


Billions SEK
5
4
3
2
1
0
USD
EUR
GBP
OTHER


Graph 4
Translation effect
on earnings before tax


Change in exchange rate SEK, %
7.5
5.0
2.5
0
-2.5
-5.0
Change in earnings, MSEK
+150
+75
0
-75
-150

The Internal Bank's mission is to serve the subsidiaries within the Group with working capital financing, hedging of currency and interest rate exposure, and trade finance solutions. All transactions between the Internal Bank and the Group companies are carried out at market rates and conditions.

The Internal Bank also manages the inter-company netting system, payments and cash pooling within the Group. It is furthermore the only entity that can take active risk positions in the currency, money, and bond markets. This trading activity is governed by a risk mandate from the Board of Directors and the Internal Bank has provided a steady contribution to the Group's result since its creation.

Exchange rates

	Value	Currency code	Year end rate 2002	2001	Average rate 2002	2001
Australia	1	AUD	4.95	5.41	5.27	5.33
Canada	1	CAD	5.60	6.64	6.19	6.68
European Monetary Union	1	EUR	9.16	9.37	9.15	9.26
Great Britain	1	GBP	14.09	15.37	14.58	14.93
Hong Kong	100	HKD	112.70	136.10	124.70	132.60
United States	1	USD	8.79	10.61	9.72	10.34

U.S. and International Accounting Standards

The Group prepares its financial statements in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (US GAAP) and International Accounting Standards (IAS) adopted by the International Accounting Standards Board. The following sections include information of certain significant differences for standards currently in effect between US GAAP and Swedish GAAP, and IAS and Swedish GAAP, which management believes is relevant to the Group.

US GAAP

Capitalization of interest

According to Swedish GAAP, the interest on external financing of assets constructed or otherwise produced for own use may be expensed. US GAAP requires that interest must be capitalized for certain qualifying assets if certain conditions are met as part of the historical cost of acquiring and making ready for their intended use.

Financial instruments and hedging activities

The Group uses forward exchange contracts to hedge certain future transactions based on forecasted volume. For Swedish GAAP purposes, unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Under US GAAP, gains and losses on forward exchange contracts can be deferred only to the extent that the forward exchange contract is designated and is effective as a hedge. Forward exchange contracts that exceed the amount of or that are not designated as hedges are marked to market under US GAAP and unrealized gains and losses are recorded in the income statement.

Derivative instruments, including embedded derivatives, must be recorded on the balance sheet at fair value as either assets or liabilities. A company must designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception.

For derivative instruments designated as "fair-value hedges," gains and losses from derivative hedging instruments are recorded in earnings. For derivatives designated as "cash flow hedges," changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Any changes in the fair value of the derivative instrument resulting from hedge ineffectiveness are recognized in earnings immediately. For derivatives designated as "foreign currency hedges of net investments in a foreign operation," the effective portion of the gain or loss from the hedging instrument is reported in other comprehensive income. The ineffective portion of the gain or loss is recognized immediately in earnings. For all other derivatives, gains and losses from derivative instruments are recorded in earnings.

Pensions

Both Swedish and U.S. standards have the same objective which is the accruing for the projected cost of providing such pensions. There are certain differences with US GAAP being generally more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Provisions for pensions and related expenses for Atlas Copco's U.S. subsidiaries have been reported in the consolidated accounts in accordance with US GAAP.

Business combinations

Under Swedish GAAP, there are a number of criteria which determine whether a combination should be accounted for as a merger (pooling of interests). The criteria are designed to determine whether the business combination meets the conceptual definition of a merger.

Under recently issued accounting standards in the United States, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. There are also specific criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported separately from goodwill.

Goodwill and other intangibles

Generally Atlas Copco accounts for subsidiaries acquired by use of the purchase method which requires that goodwill arising on consolidation is capitalized and amortized on a straight-line basis over periods up to 40 years. Intangible assets are subject to an impairment test using discounted cash flows.

Under US GAAP, all long-lived assets including goodwill are subject to a specific impairment test using undiscounted cash flows. Accounting standards, which became effective January 1, 2002, require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

Debt and marketable equity securities
Atlas Copco accounts for financial and other investments held for trading purposes at the lower of cost or market. Financial and other investments, that are to be held to maturity, are valued at amortized cost.

US GAAP requires that all debt and marketable equity securities be classified within one of the three following categories: "held-to-maturity", "trading", or "available for sale". Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near future are classified as trading securities and measured at fair value with the unrealized gains and losses included in net profit. Debt and marketable equity securities not classified as either held-to-maturity or trading are classified as available for sale and recorded at fair value with the unrealized gains and losses excluded from net profit and reported, net of applicable income taxes, as a separate component of shareholders' equity.

Translation of foreign currency financial statements in hyper-inflationary economies
For subsidiaries that operate in hyper-inflationary economies, primarily Latin America, the Group in consolidation re-measures the financial statements of the subsidiary as if USD was the functional currency.

Under US GAAP, the group would be required to translate the financial statements of subsidiaries that operate in hyper-inflationary economies as if the reporting currency, SEK, was the functional currency of the subsidiary.

Leases
Under Swedish GAAP, leases are reported in the consolidated financial statements as either finance or operating leases. A finance lease entails the transfer to the lessee, to a material extent, the economic risks and benefits generally associated with ownership. If this is not the case, the lease is reported as an operating lease and the lease payments are expensed over the lease term.

The lease accounting rules under US GAAP are generally more prescriptive and would require leases that either transfer ownership, contain minimum payments in excess of 90% of fair market value of the leased asset, or the lease term is equal to or greater than 75% of the estimated economic life in the property, or contain a bargain purchase option are to be treated as a capital or finance lease.

Sale and leaseback
Under Swedish GAAP, capital gains from property sold are recognized at the time of sale even when an operating lease is signed with the new owner.

Under US GAAP, gains realized would be deferred over the duration of the lease contract.

Product development
In accordance with Swedish accounting standards, the Group capitalizes product development costs if the product or process is technically or commercially feasible. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

In accordance with US GAAP, expenditures for product development are expensed as incurred.

International Accounting Standards (IAS)
Retirement benefits
Similarly to US GAAP, the actuarial methods and assumptions prescribed under IAS vary from Swedish GAAP with IAS also requiring the use of the projected unit credit method. Likewise actuarial assumptions and the treatment of actuarial gains and losses and plan changes may differ from Swedish GAAP.

Development costs
In accordance with Swedish GAAP prior to Jan. 1, 2002, development costs were expensed as incurred. IAS requires that expenditures on development activities are capitalized if the product is technically and commercially feasible and sufficient resources are available to complete development. Effective Jan. 1, 2002, Swedish standards comply with IAS.

Financial instruments
Similar to US GAAP, derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any unrealized gain or loss depends on the nature of the item being hedged.

Appropriation of Profit

Proposed distribution of profit

As shown in the balance sheet of Atlas Copco AB, the following funds are available for appropriation by the Annual General Meeting:

Unappropriated earnings from preceding year	SEK	3,901,982,899
Profit for the year	SEK	899,148,738
	SEK	4,801,131,637

The Board of Directors and the President propose that these earnings be appropriated as follow:

To the shareholders, a dividend of SEK 5.75 per share	SEK	1,205,212,558
To be retained in the business	SEK	3,595,919,079
	SEK	4,801,131,637

Nacka, February 3, 2003

Anders Scharp
Chairman

Jacob Wallenberg — Michael Treschow — Sune Carlsson

Lennart Jeansson — Kurt Hellström — Ulla Litzén

Thomas Leysen — Charles E. Long — Gunnar Brock *President and CEO*

Bengt Lindgren — Lars-Erik Soting — Håkan Hagerius

Auditors' Report

To the General Meeting of the shareholders of Atlas Copco AB (publ), Corporate identity number 556014-2720

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Atlas Copco AB (publ) for the year 2002. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Nacka, February 19, 2003

KPMG Bohlins AB

Stefan Holmström

Authorized Public Accountant

Group Management



Gunnar Brock
President and Chief Executive Officer for the Atlas Copco Group. Employed since 2002. Born 1950. Holdings: 2,500 A and 22,112 employee stock options.

Bengt Kvarnbäck
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Compressor Technique. Employed since 1992. Born 1945. Holdings: 11,371 A, 57 B, 9,014 A call options, and 33,168 employee stock options/SARs.

Freek Nijdam
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Rental Service. Employed since 1970. Born 1940. Holdings: 1,317 A, 2,784 A call options, and 29,482 employee stock options/SARs.

Göran Gezelius
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Industrial Technique. Employed since 2000. Born 1950. Holdings: 33,168 employee stock options.

Björn Rosengren
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Construction and Mining Technique. Employed since 1998. Born 1959. Holdings: 2,396 A call options and 22,112 employee stock options.



Hans Ola Meyer
Senior Vice President Controlling and Finance. Employed since 1991. Born 1955. Holdings: 571 A, 300 B, 5,384 A call options, and 16,584 employee stock options.

Marianne Hamilton
Senior Vice President, Organizational Development and Management Resources. Employed since 1990. Born 1947. Holdings: 3,175 A, 5,384 A call options, and 16,584 employee stock options.

Hans Sandberg
Senior Vice President, General Counsel. Employed since 1975. Born 1946. Holdings: 200 A, 3,902 A call options, and 16,584 employee stock options.

Annika Berglund
Senior Vice President Group Communications. Employed since 1979. Born 1954. Holdings: 1,300 A, 165 B, 3,006 A call options, and 16,584 employee stock options.

Management changes

July 1, 2002, **Gunnar Brock** replaced Giulio Mazzalupi as President and CEO for the Atlas Copco Group.

February 28, 2002, **Freek Nijdam** replaced Thomas Bennett as Business Area Executive for Rental Service.

March 1, 2002, **Björn Rosengren** replaced Freek Nijdam as Business Area Executive for Construction and Mining Technique.

Board of Directors and Auditors



Anders Scharp | Jacob Wallenberg | Gunnar Brock | Michael Treschow



Sune Carlsson | Lennart Jeansson | Kurt Hellström | Ulla Litzén



Honorary Chairman

Peter Wallenberg Dr Econ. h.c. Employed in various positions within Atlas Copco, 1953–1974. Chairman of the Board 1974–1996. Honorary Chairman of Investor AB. Chairman of The Knut and Alice Wallenberg Foundation.

Board of Directors

Anders Scharp Chairman (1992). Born 1934. Chairman of the Boards of AB SKF, Saab AB, and AB Nederman. Member of the Board of Investor AB. Holdings: 31,000 A.

Jacob Wallenberg Vice Chairman (1998). Born 1956. Chairman of the Board of SEB. Vice Chairman of Investor AB, The Knut and Alice Wallenberg Foundation, AB Electrolux and SAS AB. Board Member of ABB Ltd and Confederation of Swedish Enterprise. Holdings: 26,657 A.

Gunnar Brock (2002). Born 1950. President and Chief Executive Officer of Atlas Copco. Employed by Atlas Copco since 2002. Member of the Boards of OM-Gruppen, Sweden; Lego AS, Denmark. Member of the Royal Swedish Academy of Engineering Sciences (IVA). Holdings: 2,500 A and 22,112 employee stock options.

Michael Treschow (1991). Born 1943. Chairman of Telefonaktiebolaget LM Ericsson. Vice chairman of the Confederation of Swedish Enterprise. Member of the Board of Electrolux. Holdings: 32,000 A.

Sune Carlsson (1997). Born 1941. President and Chief Executive Officer of AB SKF. Member of the Board of AB SKF and Investor AB. Holdings: 5,714 B.

Lennart Jeansson (1997). Born 1941. Executive Vice President of AB Volvo. Chairman of Stena AB. Member of the Board of Bilia and Stena Metall. Holdings: 2,142 A.

Kurt Hellström (1999). Born 1943. President and Chief Executive Officer of Telefonaktiebolaget L M Ericsson. Holdings: 1,142 A.

Ulla Litzén (1999). Born 1956. President W Capital Managmeent AB. Member of the Board of AB SKF, Posten AB, AB Svensk Stiftelseförvaltning, and W Capital Management AB. Holdings: 10,700 A.

Thomas Leysen (2001). Born 1960. Chief Executive Officer of Umicore. Chairman of VUM Media (Belgium), Director of KBC Bank and Insurance (Belgium). Holdings: 3,500 A.



Thomas Leysen | Charles E. Long | Bengt Lindgren | Lars-Erik Soting



Håkan Hagerius | Sune Kjetselberg | Mikael Bergstedt | Rodny Thorén

Charles E. Long (2002). Born 1940. Former Vice Chairman of Citicorp. Member of the Board of Directors of U.S.-based Introgen Therapeutics, The Drummond Company, Atlas Copco North America Inc., and Sweden-based Gendux AB. Holdings: 2,000 ADR.

Employee representatives

Bengt Lindgren (1990). Born 1957. Chairman, Atlas Copco Secoroc local of the Metal Workers Union, Fagersta. Holdings: 0.

Lars-Erik Soting (1993). Born 1965. Chairman, Atlas Copco Rock Drills local of the Metal Workers Union, Örebro. Holdings: 0.

Håkan Hagerius (1994). Born 1942. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco Rock Drills, Örebro. Holdings: 0.

Sune Kjetselberg Deputy Member (1992). Born 1951. Chairman, Atlas Copco Tools local of the Metal Workers Union, Tierp. Holdings: 0.

Mikael Bergstedt Deputy Member (2000). Born 1960. Chairman, Atlas Copco Tools local of the foremen's union (Ledarna), Tierp. Holdings: 0.

Rodny Thorén Deputy Member (2001). Born 1949. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco CMT Sweden AB. Holdings: 0.

Auditors

The audit firm **KPMG Bohlins AB** is the appointed auditor of Atlas Copco AB, with authorized public accountant Stefan Holmström as responsible.

The Atlas Copco Share

At December 31, 2002, the price of the Atlas Copco A share was SEK 170. During 2002, the price of the A share decreased 38%, while the Stockholm Exchange's, Stockholmsbörsen, Industrial Index lost 24% and the General Index lost 37%. The annual total return on the Atlas Copco A share, equal to dividend plus the appreciation of the share price, averaged 12.3% for the past 10 years and –3.4% for the past five years. The corresponding total yield for the Stockholmsbörsen as a whole was 12.9% (1993–2002) and –1.5% (1998–2002).

Share capital

Atlas Copco's share capital at year-end 2002 amounted to SEK 1,048,010,920 distributed among 209,602,184 shares, each with a par value of SEK 5. Class A shares entitle the holder to one voting right, and class B shares entitle the holder to one-tenth of a voting right. Each round lot consists of 100 shares.

Distribution of shares, December 31, 2002

Class of share	Shares outstanding	% of votes	% of capital
A shares	139,899,016	95.3	66.7
B shares	69,703,168	4.7	33.3
Total	209,602,184	100.0	100.0

At year-end 2002, Atlas Copco had 38,810 shareholders (38,036). The proportion of shares held by institutional investors was 77% (78). The 10 largest shareholders accounted for 36% (40) of the voting rights and 36% (41) of the number of shares. Non-Swedish


Share price
SEK
Number of shares
700
600
500
400
300
200
100
0
56,000
48,000
40,000
32,000
24,000
16,000
8,000
0
1998
1999
2000
2001
2002
Highest – Lowest Share Price, A share
Traded shares (A+B), thousands, Stockholmsbörsen
General Index
Engineering Index

investors held 42% (35) of the shares and represented 47% (40) of the voting rights.

Ownership structure, December 31, 2002

Number of shares	% of shareholders	% of capital
1 – 500	75.3	2.3
501 – 2,000	18.4	3.4
2,001 – 10,000	4.4	3.5
10,001 – 50,000	1.2	4.6
50,001 – 100,000	0.2	3.4
> 100,000	0.5	82.8
Total	100.0	100.0

Shareholders by country, December 31, 2002

	% of votes	% of capital
Sweden	53.4	58.2
The United States	16.4	14.4
Great Britain	14.7	14.6
Singapore	2.5	1.9
Luxembourg	2.1	2.0
France	1.9	1.4
Belgium	1.7	1.5
Netherlands	1.3	1.0
Japan	1.2	1.0
Germany	1.0	0.7
Others	3.8	3.3
Total	100.0	100.0

Market capitalization

Atlas Copco's market capitalization at December 31, 2002 was MSEK 34,552 (48,176), which corresponds to 1.9% (1.7) of the total market value of the Stockholmsbörsen.

Dividend policy

The Board's goal is for dividends to shareholders to correspond to 30 to 40% of earnings per share. Atlas Copco AB's goal is to cover the major part of the dividend payment with dividend income from subsidiaries.

If the shareholders approve the Board of Directors' proposal for a dividend of SEK 5.75 per share for 2002, the average dividend growth for the five-year period 1998–2002 will equal 7.1%. During that period, the dividend has averaged 38% of earnings per share. Expressed as a percentage of shareholders' equity, the dividend proposed for 2002 is 5.9% (4.1).

Earnings and dividend per share


SEK
18
15
12
9
6
3
0
98
99
00
01
02
Earnings*
Dividend (for 2002 proposed)

*) Excluding goodwill impairment charge 2002.

Trading

Trading of the Atlas Copco AB shares primarily takes place on Stockholmsbörsen. In 2002, Atlas Copco shares were the 10th (12th) most actively traded shares on this stock exchange. A total of 376,022,140 shares were traded (296,387,119 class A, 79,635,021 class B), corresponding to a value of MSEK 77,945 (66,860). On average, 1,504,089 shares (1,275,105) were traded each business day.

The turnover rate (degree of liquidity) in 2002 was 179% (152), compared with the stock market average of 122% (134).

As of December 2002, foreign trading in the Atlas Copco share showed a net export of MSEK 3,326 (844). Atlas Copco shares are also listed on the London and Frankfurt stock exchanges.

ADR program in the U.S.

In 1990, a program for American Depositary Receipts (ADRs) was established in the U.S. Since then, both A and B shares are available as depositary receipts in the U.S. without being formally registered on a U.S. stock exchange. One ADR corresponds to one share. The depositary bank is Citibank N.A. At year-end 2002, there were 662,316 (530,671) depositary receipts outstanding, of which 381,494 represented class A shares and 280,822 class B.

Atlas Copco options

The Atlas Copco options listed on the Stockholmsbörsen consist of call options and put options, each linked with 100 shares. Option contracts traded in 2002 corresponded to approximately 22.8 million shares (23.4), or about 11% (11) of the total number of Atlas Copco shares. Every day, an average of 91,395 Atlas Copco shares was affected by trading in options. Since the options confer on the holder the right to buy or sell existing shares only, they have no dilution effect.

10 largest shareholders, December 31, 2002

	Number of shares	A-shares	B-shares	% of votes	% of capital
Investor Group	31,454,971	31,454,971	0	21.4	15.0
SEB Group	7,149,619	4,423,288	2,726,331	3.2	3.4
Government of Singapore	3,762,863	3,496,922	265,941	2.4	1.8
Handelsbanken Group	5,120,667	2,489,514	2,631,153	1.9	2.4
Third National Pension Insurance Fund	3,733,015	2,439,363	1,293,652	1.7	1.8
First National Pension Insurance Fund	2,715,188	1,965,716	749,472	1.4	1.2
Fourth National Pension Insurance Fund	2,436,600	1,888,600	548,000	1.3	1.2
FöreningsSparbanken Group	9,650,832	678,118	8,972,714	1.1	4.6
Second National Pension Insurance Fund	2,246,359	1,357,364	888,995	1.0	1.1
Alecta	7,279,808	784,333	6,495,475	1.0	3.5
Others	134,052,262	88,920,827	45,131,435	63.6	64.0
Total	209,602,184	139,899,016	69,703,168	100.0	100.0

The table above shows the largest shareholdings, by voting rights, registered with VPC, the Swedish Securities Register Center.

Share risk

The Atlas Copco share's beta value provides an assessment of its risk. The beta value is a relative measure of the risk attached to the share, reflecting how it has tracked different stock indices during a specified period of time. A beta value below 1.0 indicates that the share moves less than the index.

The beta value can, however, vary quite considerably (from 0.5 to 1.2 approximately), depending on which index and time period are used as basis for the calculation. The Atlas Copco Group uses a beta value of 1.0 internally.

Statutory limitations on coupon shares and bonus shares

Non-VPC registered shares from 1974 and unclaimed shares from the bonus issue in 1989 were sold during the year and the right to these shares has been transformed to a right to receive the proceeds. These rights will expire in 2010 and 2004, respectively.

Per share data

SEK	1997	1998	1999	2000	2001	2002	2002*	Avg. growth 98–02,%
Earnings[1]	11.56	11.96	11.50	13.95	14.63	–18.55	13.88	3.7*
Dividend	4.08	4.32	4.75	5.25	5.50	5.75[2]	5.75[2]	7.1
Dividend as % of earnings[3]	35.3	36.2	41.3	37.6	37.6	neg	41.4	
Offer price, Dec. 31, A	228	171	252	207	235	170	170	–5.7
Offer price, Dec. 31, B	228	169	250	198	220	155	155	–7.4
Highest price quoted, A	256	247	260	260	250	263	263	
Lowest price quoted, A	155	141	150	157	163	138	138	
Average price quoted, A	206	197	214	201	212	213	213	
Equity[4]	71	81	101	115	133	97	126	6.4
Dividend yield, %[5]	2.0	2.2	2.2	2.6	2.6	2.7	2.7	
Price/earnings[6]	17.8	16.5	18.6	14.4	14.5	neg	15.3	
Price/sales[7]	1.31	1.12	1.24	0.91	0.87	0.94	0.94	
Number of shares	183,515,920	183,515,920	209,602,184	209,602,184	209,602,184	209,602,184	209,602,184	

*) Excluding goodwill impairment charge.

1) Profit after financial items, less tax and minority interests, divided by the average number of shares outstanding.

2) Proposed by the Board of Directors.

3) Dividend divided by earnings per share.

4) Equity and minority interest divided by the number of shares.

5) Dividend divided by the average price quoted during the year.

6) The average price quoted during the year divided by earnings per share as defined in 1).

7) The average price quoted during the fiscal year divided by sales per share.

Share issues 1973–2002

			Increase of share capital, MSEK	Amount paid in, MSEK
1973	Bonus issue	1:2	69.2	
1974	New issue	1:4 SEK 25	51.7	51.7
1976	New issue	1:5 SEK 50	51.7	103.5
1979	Bonus issue	1:6	51.7	
	New issue	1:6 SEK 60	51.7	124.1
1982	Bonus issue	1:4	103.5	
	New issue (non-preferential)	2,765,000 shares at SEK 135	69.1	373.3
1989	Bonus issue	1 B share: 3 A shares	195.5	
1990	New issue (non-preferential)	4,000,000 B shares at SEK 320.13	100.0	1,280.5
	Conversion*	7,930 shares	0.2	1.2
1991	Conversion*	42,281 shares	1.1	6.3
1992	Conversion*	74,311 shares	1.9	11.1
1993	Non-cash issue**	383,500 shares at SEK 317	9.5	121.6
	Conversion*	914,496 shares	22.9	137.2
1994	Split	5:1 par value SEK 5		
1999	New issue	1:7 SEK 160	130.4	4,173.8

*) Pertains to 1987/1993 convertible debenture loan.

**) In connection with the acquisition of The Robbins Company.

Analysts following Atlas Copco

ABG Sundal Collier	Klas Andersson
Alfred Berg	Gustaf Lindskog
Carnegie	Anders Idborg
Cheuvreux	Peter Karlsson
Commerzbank	David Blackwood
Credit Suisse First Boston	Patrick Marshall
Deutsche Bank	Peter Reilly
Dresdner Kleinwort Wasserstein	Fredrik Karlsson
Enskilda Securities	Anders Eriksson
Evli Bank	Michael Andersson
Fischer Partners Fondkommission	Henrik Moberg
Goldman Sachs	Nick Paton
Hagströmer & Qviberg	Lars Glemstedt
Handelsbanken	Mikael Sens
HSBC	Roddy Bridge
JP Morgan	Andreas Willi
JP Nordiska	Peder Frölén
Lehman Brothers	Peter Lawrence
Merrill Lynch	Mark Troman
Morgan Stanley	Daniel Cunliffe
Nordea Securities	Johan Sivander
Schroders Securities	Tim Adams
Swedbank/Föreningssparbanken	Mats Liss
UBS Warburg	Anders Fagerlund
WestLB Panmure	Ralf Dörper
Öhman Fondkommission	Anders Roslund



Financial Information

Welcome to the Annual General Meeting

Atlas Copco shareholders are hereby notified that the Annual General Meeting will be held on Monday, April 28, 2003, at 5 p.m. in Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Financial information from Atlas Copco

April 28, 2003 ______ Q1—first quarter results
July 17, 2003 ______ Q2—second quarter results
October 23, 2003 ______ Q3—third quarter results
February 2, 2004 ______ Q4—fourth quarter results
March, 2004 ______ Annual Report 2003

Order the Annual Report

Order the Annual Report from
Atlas Copco AB, Group Communications, SE-105 23 Stockholm, Sweden.
www.atlascopco-group.com, Phone: +46-8-743 8000, Fax: +46-8-643 3718.

www.atlascopco-group.com

The Atlas Copco Group site serves the financial markets with information. Here, you will find financial reports and key figures in ready-to-use digital formats and you can subscribe to information from the Group. Investor presentations can be downloaded and you can view and/or listen to presentations of quarterly reports via your computer. A comprehensive overview of the company and its operations can also be found at the site, with links to the Group's brands and the different countries where the Group has operations.

Contacts

Analysts and Investors
Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291, Mobile: +46 70 518 8291
mattias.olsson@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Group Communications
Phone: +46 8 743 8070, Mobile: +46 70 322 8070
annika.berglund@se.atlascopco.com

Addresses

Atlas Copco Group Center
Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
www.atlascopco-group.com
Corp. id. no: 556014-2720

Atlas Copco Compressor Technique
Airpower
P O Box 100
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Gas and Process
Am Ziegelofen 2
D-509 99 Cologne, Germany
Phone: +49-2236 965 00
Fax: +49-2236 965 05 22

Atlas Copco Rental Service
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Rental Service Corporation
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Atlas Copco Industrial Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Milwaukee Electric Tool
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-781 3117

Atlas Copco Electric Tools
Postfach 320
D-71361 Winnenden, Germany
Phone: +49-7195-120
Fax: +49-7195-126 66

Atlas Copco
Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Atlas Copco Construction and Mining Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Atlas Copco
Rock Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Atlas Copco Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco Wagner
P O Box 20307
Portland, OR 97294-0307, USA
Phone: +1-503-255 2863
Fax: +1-503-255 7175

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com